GIORDANO

MEANS SERVICE

GIORDANO INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)
5th Floor, Tin On Industrial Building,
777-779 Cheung Sha Wan Road,
Kowloon, Hong Kong.
Tel: (852) 2746 4668
http://www.giordano.com.hk

BY COURIER

April 1, 2004

Securities and Exchange Commissi
Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

Dear Sirs,

Re: Submission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934 – Sec File No. 82-3780

We are submitting the following documents in respect of Giordano International Limited, a company incorporated in Bermuda, for continuing to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. Press announcement dated March 10, 2004 regarding announcement of ongoing connected transactions and waiver application;
2. Circular regarding ongoing connected transactions with the Placita Group dated March 11, 2004;
3. Proxy form to shareholders for the special general meeting on March 29, 2004;
4. Press announcement dated March 18, 2004 regarding announcement of results for the year ended December 31, 2003;
5. Press announcement dated March 19, 2004 regarding announcement of notice of annual general meeting;
6. 2003 Annual Report; and
7. Proxy form to shareholders for the annual general meeting on April 29, 2004.

Should you have any query, please contact our Ms. Alice Leung on (852) 2746 5178.

Please acknowledge receipt of the above by signing and return a copy of this letter to us.

Yours faithfully,
For and on behalf of
GIORDANO INTERNATIONAL LIMITED

Alice Leung
Company Secretary

LA/ay
Encl.

dlw 4/5

GIORDANO INTERNATIONAL LIMI

GIORDANO

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

04 APR -5 AM 7:21

(Incorporated in Bermuda with limited liability)

ONGOING CONNECTED TRANSACTIONS AND WAIVER APPLICATION

On March 3, 2004, Mr. Cheung entered into a conditional sale and purchase agreement to acquire from Mr. Ngan his entire interest in Gloss Mind Holdings Limited. Upon completion of the Proposed Acquisition, Placita, which is owned as to 51% by the Company and 49% by Gloss Mind Holdings Limited, will become a connected person of the Company under the Listing Rules. Accordingly, the Purchases contemplated under the Manufacturing Licence Agreements will become ongoing connected transactions of the Company subject to the disclosure and shareholders' approval requirements under the Listing Rules.

The Directors consider that the terms of the Manufacturing Licence Agreements are on normal commercial terms, in the ordinary and usual course of business of the Giordano Group and on terms no more favorable than those available to independent third parties. As the Purchases will be of a continuing nature during the Giordano Group's normal course of business and the Directors consider that it would not be practicable to comply strictly with the relevant requirements under the Listing Rules, the Company has applied to the Stock Exchange for the Waiver. The Waiver application will be subject to, inter alia, the approval of the Independent Shareholders at the SGM to be convened and held.

The completion of the Proposed Acquisition is subject to, among other things, the Waiver being obtained from the Stock Exchange and approval by the Independent Shareholders at the SGM.

A circular containing, inter alia, (i) details of the Manufacturing Licence Agreements and the Waiver; (ii) the recommendations of the independent board committee of the Company in relation to the Manufacturing Licence Agreements and the Waiver; (iii) the advice of Tai Fook Capital Limited, the independent financial adviser to the independent board committee of the Company, in relation to the Manufacturing Licence Agreements and the Waiver; and (iv) a notice convening the SGM, will be despatched to Shareholders in due course.

BACKGROUND

On March 3, 2004, Mr. Cheung entered into a conditional sale and purchase agreement to acquire from Mr. Ngan his entire interest in Gloss Mind Holdings Limited, which is currently owned as to 28% by Mr. Cheung and 72% by Mr. Ngan. Gloss Mind Holdings Limited is a joint venture partner of the Company in Placita, a non-wholly owned subsidiary of the Company, which is owned as to 51% by the Company and 49% by Gloss Mind Holdings Limited. Mr. Cheung is currently a director of Placita and Gloss Mind Holdings Limited and following *completion of the Proposed Acquisition, Gloss Mind Holdings Limited will become an associate (as that terms is* defined in the Listing Rules) of Mr. Cheung. Gloss Mind Holdings Limited is a substantial shareholder of Placita.

The Placita Group carries on the business of the manufacturing and trading of clothing and accessories and is a manufacturing division of the Company.

Prior to the Proposed Acquisition, the Giordano Group had entered into various manufacturing licence agreements with the Placita Group from time to time. However, upon completion of the Proposed Acquisition, Placita will become a connected person of the Company under the Listing Rules by virtue of Mr. Cheung's directorship and equity interest in Placita. The Purchases contemplated under the Manufacturing Licence *Agreements will become ongoing connected transactions of the Company subject to disclosure and Shareholders* approval requirements under Chapter 14 of the Listing Rules because the Giordano Group would under the Manufacturing Licence Agreements be purchasing Giordano Brands Merchandise from Placita, which is an associate of Mr. Cheung.

The Directors consider that the terms under the Manufacturing Licence Agreements are on normal commercial terms, in the ordinary and usual course of business of the Giordano Group and on terms no more favorable than those available to independent third parties. As the Purchases will be of a continuing nature during the Giordano Group's normal course of business and the Directors consider that it would not be practicable to comply strictly with the disclosure and Shareholders approval requirements as stipulated under Chapter 14 of the Listing Rules, the Company has applied to the Stock Exchange for the Waiver. The Waiver will be subject to, inter alia, the approval of the Waiver by the Independent Shareholders at the SGM to be convened and held.

The completion of the Proposed Acquisition is subject to, among other things, the granting of the Waiver by the Stock Exchange and the approval by the Independent Shareholders at the SGM.

REASON FOR THE PURCHASES

The principal business of the Giordano Group is the retail and distribution of casual apparel and accessories under the Giordano Brands. The Giordano Group purchases its Merchandise from a number of authorized manufacturers and suppliers according to its requirements. The Placita Group is a manufacturing division of the Company. Due to the Giordano Group's policy that all authorized manufacturers and suppliers are required to enter into a manufacturing licence agreement with it, the Giordano Group has entered into the Manufacturing Licence Agreements with the Placita Group, in which such agreements have been revised from time to time by the Company to incorporate and/or amend provisions to properly safeguard the Giordano Group's interest. The price and payment terms for the Merchandise under the Purchases are negotiated on an order-by-order basis, based on arm's length negotiation and with reference to the prices of similar Merchandise purchased by the Giordano Group from other independent manufacturers and suppliers for similar amount and quality of Merchandise.

The Directors consider that the Manufacturing Licence Agreements are on normal commercial terms, in the ordinary and usual course of business of the Giordano Group and on terms no more favorable than those available to independent third parties.

In light of the above, the Directors believe that the Purchases are in the interest of the Giordano Group.

THE MANUFACTURING LICENCE AGREEMENTS

Under the Manufacturing Licence Agreements, the Giordano Group has appointed the Placita Group as an authorized non-exclusive manufacturer of Merchandise under the Giordano Brands and that the Manufacturing Licence Agreements are essentially a set of master agreements that set out the general requirements for the Placita Group to comply as an authorized manufacturer of the Giordano Group and the operational requirements that the Placita Group must comply with when handling the orders placed by the Giordano Group.

In light of the above, the Directors consider that the Manufacturing Licence Agreements are on normal commercial terms, in the ordinary and usual course of business of the Giordano Group and on terms no more *favorable than those available to independent third parties.*

THE CAP AMOUNTS

The aggregate total amounts of the Purchases for each of the three financial years ending December 31, 2006 is subject to the Cap Amounts as follows:

Financial year ending	*Cap Amount (HK$)*
December 31, 2004	300,000,000
December 31, 2005	330,000,000
December 31, 2006	363,000,000

For the two years ended December 31, 2002, the increase in Purchases was approximately 10% year on year (approximately HK$216 million for 2001 and approximately HK$233 million for 2002). As a result of Severe Acute Respiratory Syndrome, the Purchases for 2003 (approximately HK$223 million) did not increase in line with the historical trend but dropped slightly compared to the Purchases for 2002. The Directors have calculated the "would be" Purchases for 2003 (the "Adjusted Purchases for 2003") by multiplying the Purchases for 2002 by 110% (i.e. an increase of 10%) to adjust for the impact of Severe Acute Respiratory Syndrome. The Adjusted Purchases for 2003, which amounts to approximately HK$260 million, and an annual increase of 15% were then applied by the Directors to determine the Cap Amount for the year ending December 31, 2004. The Directors consider that the expected increase of 15% for 2004 is reasonable given the strong rebound of the economy in Hong Kong since the last quarter of 2003. For the two years ending December 31, 2006, the Directors expect the Purchases to increase by 10% per annum, which is in line with historical trend.

WAIVER SOUGHT

The Purchases will, on completion of the Proposed Acquisition, constitute connected transactions under Chapter 14 of the Listing Rules and are therefore subject to the disclosure requirements under the Listing Rules and the approval by Independent Shareholders for each of the Purchases whenever they arise. As the Purchases will be of a continuing nature during the Giordano Group's normal course of business, the Directors consider that it would not be practicable to make disclosures, and to seek Independent Shareholders' approval, in respect of such Purchases on each occasion they arise. The Company has therefore applied to the Stock Exchange for the Waiver from strict compliance with the requirements as set out in Chapter 14 of the Listing Rules in respect of the Purchases on each occasion they arise during the three financial years ending December 31, 2006, subject to the conditions set out below:

(1) that the Purchases shall be:
   - (i) entered into by the Giordano Group in the ordinary and usual course of its business;
   - (ii) conducted either (a) on normal commercial terms (which expression will be applied by reference to *transactions of a similar nature and to be made by similar entities*) or (b) (*where there is no available* comparison) on terms that are fair and reasonable so far as the Shareholders as a whole are concerned; and
   - (iii) entered into either in accordance with the terms of the agreements or order contracts or other supplemental agreements governing such Purchases;

(2) the aggregate dollar amount of the Purchases for each of the three financial years ending December 31, 2006 shall not exceed the Cap Amounts as follows:

Financial year ending	**Cap Amount (HK$)**
December 31, 2004	300,000,000
December 31, 2005	330,000,000
December 31, 2006	363,000,000

(3) the independent non-executive Directors shall review the Purchases annually and confirm in the Company's *next annual report that the Purchases were conducted in the manner as stated in paragraphs (1) and (2)* above;

(4) the Company's auditors shall review the Purchases annually and report in a letter to the Directors (a copy of which shall be provided to the Listing Division) whether, based on the findings arising from these procedures:
   - (i) the Purchases have received the approval of the Board;
   - (ii) the Purchases have been entered into in accordance with the terms of the agreements or order contracts governing such Purchases; and
   - (iii) the Cap Amount has been exceeded.

(5) details of the Purchases in each financial year shall be disclosed as required under Rule 14.25(1)(A) to (D) of the Listing Rules in the annual report of the Company for that financial year together with the statement of opinion of the independent non-executive Directors referred to in paragraph (3) above; and

(6) the Company shall provide to the Stock Exchange an undertaking that, for so long as the Company's securities are listed on the Stock Exchange, it will provide the Company's auditors with full access to its relevant records, and, where required by the Company's auditors, use its best efforts to procure the Placita Group to provide the Company's auditors with access to the relevant records relating to the Purchases, for the purpose of the auditors' review of the Purchases referred to in paragraph (4) above.

If any terms of the Purchases as mentioned above are altered in the future or the conditions of the Waiver (if granted by the Stock Exchange) are not met, the Company must comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of the grant of the Waiver from the Stock Exchange on transactions of the kind to which the Purchases belong including, but not limited to, a requirement that such transactions be made conditional on approval by the Independent Shareholders, the Company must take immediate steps to ensure compliance with such requirements within a reasonable time.

GENERAL

The Purchases constitute ongoing connected transactions of the Company under Chapter 14 of the Listing Rules and should be disclosed in accordance with the Listing Rules and made conditional upon approval by the Independent Shareholders for each of the Purchases whenever they arise.

As indicated above, the Company has applied to the Stock Exchange for the Waiver and, as a condition of the Waiver, will convene the SGM to seek the approval of the Independent Shareholders with respect to such Purchases. Neither Mr. Cheung nor Mr. Ngan has any shareholding interest in the Company. Mr. Cheung, Mr. Ngan and their associates (as defined in the Listing Rules) shall not vote at the SGM.

A circular containing, inter alia, (i) details of the Manufacturing Licence Agreements and the Waiver; (ii) the recommendations of the independent board committee of the Company in relation to the Manufacturing Licence Agreements and the Waiver; (iii) the advice of Tai Fook Capital Limited, the independent financial adviser to the independent board committee of the Company, in relation to the Manufacturing Licence Agreements and the Waiver; and (iv) a notice convening the SGM will be despatched to Shareholders in due course.

DEFINITIONS

In this Announcement, unless the context requires otherwise, the following expressions have the following meanings:

"Board"	board of Directors
"Cap Amount(s)"	the maximum amount of Purchases for the three financial years ending December 31, 2006
"Company"	Giordano International Limited, a company incorporated in Bermuda with limited liability and whose securities are listed on the Stock Exchange
"Directors"	the directors of the Company
"Giordano Brands"	Giordano, Giordano Ladies, Giordano Junior, Bluestar Exchange and any other brands from time to time belonging to the Giordano Group
"Giordano Group"	the Company and its subsidiaries (excluding the Placita Group)
"HK$"	Hong Kong dollars
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Shareholders"	independent Shareholders which have no interest whatsoever in the Proposed Acquisition and the Purchases
"Listing Division"	the listing division of the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Manufacturing Licence Agreements"	the two master manufacturing licence agreements amended from time to time for Giordano Brands Merchandise entered into with the Placita Group
"Merchandise"	clothing and related accessories
"Mr. Cheung"	Mr. Cheung Kwok Leung, a director of non-wholly owned subsidiaries of the Company
"Mr. Ngan"	Mr. Ngan Leung Loi, an indirect shareholder of Placita
"Placita"	Placita Holdings Limited, a non-wholly owned subsidiary of the Company incorporated in the British Virgin Islands owned as to 51% by the Company and 49% by Gloss Mind Holdings Limited
"Placita Group"	Placita, its subsidiaries and associate(s) (as defined in the Listing Rules)
"Proposed Acquisition"	the acquisition by Mr. Cheung from Mr. Ngan of his entire equity interest in Gloss Mind Holdings Limited
"Purchases"	the purchase of Merchandise by the Giordano Group from the Placita Group, from time to time, pursuant to the Manufacturing Licence Agreements
"SGM"	the special general meeting of the Company to be convened for approving the transactions contemplated under the Manufacturing Licence Agreements
"Shareholders"	shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Waiver"	a waiver application from the strict compliance with the requirements as set out in Chapter 14 of the Listing Rules in respect of the Purchases

By order of the Board
LAU KWOK KUEN, PETER
Chairman

Hong Kong, March 10, 2004

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in **Giordano International Limited**, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent, through whom the sale was effected, for transmission to the purchaser.

GIORDANO

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

ONGOING CONNECTED TRANSACTIONS

WITH THE PLACITA GROUP

Independent financial adviser to the Independent Board Committee

TAI FOOK 大福融資有限公司 TAI FOOK CAPITAL LIMITED

A letter from the Board of Giordano International Limited is set out on pages 3 to 8 of this circular. A letter from the Independent Board Committee of Giordano International Limited is set out on page 9 of this circular.

A letter from Tai Fook Capital Limited, the independent financial adviser to the Independent Board Committee, is set out on pages 10 to 17 of this circular.

A notice convening a special general meeting of Giordano International Limited to be held at Block B, 3rd Floor, Tin On Industrial Building, 777-779 Cheung Sha Wan Road, Kowloon, Hong Kong at 3:00 p.m., on Monday, March 29, 2004 is set out on pages 24 to 26 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting or any adjournments thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournments thereof should you so wish.

March 11, 2004

CONTENTS

In this circular unless the context otherwise requires, the following expressions have the following meanings:

"Announcement"	the announcement made by the Company on March 10, 2004 in relation to, inter alia, the Manufacturing Licence Agreements and the Waiver
"Associate(s)"	has the meaning ascribed to it under, the Listing Rules
"Board"	board of Directors
"Cap Amount(s)"	the maximum amount of Purchases for the three financial years ending December 31, 2006
"Company"	Giordano International Limited, an exempted company incorporated in Bermuda with limited liability and whose securities are listed on the Stock Exchange
"Directors"	the directors of the Company
"Giordano Brands"	Giordano, Giordano Ladies, Giordano Junior, Bluestar Exchange and any other brands from time to time belonging to the Giordano Group
"Giordano Group"	the Company and its subsidiaries (excluding the Placita Group)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Board Committee"	the committee of the Board, comprising Milton Au Man Chu, Barry John Buttifant and Allen Lee Peng Fei, each an independent non-executive Director, established to advise the Independent Shareholders in respect of the Waiver
"Independent Shareholders"	independent Shareholders which have no interest whatsoever in the Proposed Acquisition and the Purchases
"Latest Practicable Date"	March 10, 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Division"	the listing division of the Stock Exchange

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Manufacturing Licence Agreements"	the two master manufacturing licence agreements, as amended from time to time, for Giordano Brands Merchandise entered into with the Placita Group
"Merchandise"	clothing and related accessories
"Mr. Cheung"	Mr. Cheung Kwok Leung, a director of a non-wholly owned subsidiaries of the Company
"Mr. Ngan"	Mr. Ngan Leung Loi, an indirect shareholder of Placita
"Placita"	Placita Holdings Limited, a non-wholly owned subsidiary of the Company incorporated in the British Virgin Islands owned as to 51% by the Company and 49% by Gloss Mind Holdings Limited
"Placita Group"	Placita, and its subsidiaries and associates (as that term is defined in the Listing Rules)
"Proposed Acquisition"	the acquisition by Mr. Cheung from Mr. Ngan of his entire equity interest in Gloss Mind Holdings Limited
"Purchases"	such purchase of Merchandise by the Giordano Group from the Placita Group, from time to time, pursuant to the Manufacturing Licence Agreements
"SGM"	the special general meeting of the Company to be convened for approving the transactions contemplated under the Manufacturing Licence Agreements
"Shareholders"	shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tai Fook"	Tai Fook Capital Limited, a corporation licensed under the transitional arrangement to carry out Type 6 activity for the purpose of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and the independent financial adviser to the Independent Board Committee
"Waiver"	a waiver application from the strict compliance with the requirements as set out in Chapter 14 of the Listing Rules in respect of the Purchases

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
Lau Kwok Kuen, Peter *(Chairman)*
Fung Wing Cheong, Charles
Mah Chuck On, Bernard
Au Man Chu, Milton #
Barry John Buttifant #
Lee Peng Fei, Allen #

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal Place of Business:
5th Floor
Tin On Industrial Building
777-779 Cheung Sha Wan Road
Kowloon
Hong Kong

March 11, 2004

Independent non-executive Director

To the Shareholders

Dear Sir or Madam,

ONGOING CONNECTED TRANSACTIONS

WITH THE PLACITA GROUP

INTRODUCTION

On March 3, 2004, Mr. Cheung entered into a conditional sale and purchase agreement to acquire from Mr. Ngan his entire interest in Gloss Mind Holdings Limited, which is currently owned as to 28% by Mr. Cheung and 72% by Mr. Ngan. Gloss Mind Holdings Limited is a joint venture partner of the Company in Placita, a non-wholly owned subsidiary of the Company, which is owned as to 51% by the Company and 49% by Gloss Mind Holdings Limited. Mr. Cheung is currently a director of Placita and Gloss Mind Holdings Limited and following completion of the Proposed Acquisition, Gloss Mind Holdings Limited will become an associate (as that terms is defined in the Listing Rules) of Mr. Cheung. Gloss Mind Holdings Limited is a substantial shareholder of Placita.

The Placita Group carries on the business of the manufacturing and trading of clothing and accessories and is a manufacturing division of the Company.

Prior to the Proposed Acquisition, the Giordano Group had entered into various manufacturing licence agreements with the Placita Group from time to time. However, upon completion of the Proposed Acquisition, Placita will become a connected person of the Company under the Listing Rules by virtue of Mr. Cheung's directorship and equity interest in Placita. The Purchases contemplated under the Manufacturing Licence Agreements will become ongoing connected transactions of the Company subject to disclosure and Shareholders approval requirements under Chapter 14 of the Listing Rules because the Giordano Group would under the Manufacturing Licence Agreements be purchasing Giordano Brands Merchandise from Placita, which is an associate of Mr. Cheung. Neither Mr. Cheung nor Mr. Ngan has any shareholding interest in the Company.

The Directors consider that the terms under the Manufacturing Licence Agreements are on normal commercial terms, in the ordinary and usual course of business of the Giordano Group and on terms no more favourable than those available to independent third parties. As the Purchases will be of a continuing nature during the Giordano Group's normal course of business and the Directors consider that it would not be practicable to comply strictly with the disclosure and Shareholders approval requirements as stipulated under Chapter 14 of the Listing Rules, the Company has applied to the Stock Exchange for the Waiver. The Waiver will be subject to, inter alia, the approval of the Waiver by the Independent Shareholders at the SGM to be convened and held.

The completion of the Proposed Acquisition is subject to, among other things, the granting of the Waiver by the Stock Exchange and the approval by the Independent Shareholders at the SGM.

REASONS FOR THE PURCHASES

The principal business of the Giordano Group is the retail and distribution of casual apparel and accessories under the Giordano Brands. The Giordano Group purchases its Merchandise from a number of authorized manufacturers and suppliers according to its requirements. The Placita Group is a manufacturing division of the Company. Due to the Giordano Group's policy that all authorized manufacturers and suppliers are required to enter into a manufacturing licence agreement with it, the Giordano Group has entered into the Manufacturing Licence Agreements with the Placita Group, in which such agreements have been revised from time to time by the Company to incorporate and/or amend provisions to properly safeguard the Giordano Group's interest. The price and payment terms for the Merchandise under the Purchases are negotiated on an order-by-order basis, based on arm's length negotiation and with reference to the prices of similar Merchandise purchased by the Giordano Group from other independent manufacturers and suppliers for similar amount and quality of Merchandise.

The Directors consider that the Manufacturing Licence Agreements are on normal commercial terms, in the ordinary and usual course of business of the Giordano Group and on terms no more favorable than those available to independent third parties.

In light of the above, the Directors believe that the Purchases are in the interest of the Giordano Group.

THE MANUFACTURING LICENCE AGREEMENTS

Under the Manufacturing Licence Agreements, the Giordano Group has appointed the Placita Group as an authorized non-exclusive manufacturer of Merchandise under the Giordano Brands and that the Manufacturing Licence Agreements are essentially a set of master agreements that set out the general requirements for the Placita Group to comply as an authorized manufacturer of the Giordano Group and the operational requirements that the Placita Group must comply with when handling the orders placed by the Giordano Group.

In light of the above, the Directors consider that the Manufacturing Licence Agreements are on normal commercial terms, in the ordinary and usual course of business of the Giordano Group and on terms no more favorable than those available to independent third parties.

THE CAP AMOUNTS

The aggregate total amounts of the Purchases for each of the three financial years ending December 31, 2006 is subject to the Cap Amounts as follows:

Financial year ending	Cap Amount (HK$)
December 31, 2004	300,000,000
December 31, 2005	330,000,000
December 31, 2006	363,000,000

For the two years ended December 31, 2002, the increase in Purchases was approximately 10% year on year (approximately HK$216 million for 2001 and approximately HK$233 million for 2002). As a result of Severe Acute Respiratory Syndrome, the Purchases for 2003 (approximately HK$223 million) did not increase in line with the historical trend but dropped slightly compared to the Purchases for 2002. The Directors have calculated the "would be" Purchases for 2003 (the "Adjusted Purchases for 2003") by multiplying the Purchases for 2002 by 110% (i.e. an increase of 10%) to adjust for the impact of Severe Acute Respiratory Syndrome. The Adjusted Purchases for 2003, which amounts to approximately HK$260 million, and an annual increase of 15% were then applied by the Directors to determine the Cap Amount for the year ending December 31, 2004. The Directors consider that the expected increase of 15% for 2004 is reasonable given the strong rebound of the economy in Hong Kong since the last quarter of 2003. For the two years ending December 31, 2006, the Directors expect the Purchases to increase by 10% per annum, which is in line with historical trend.

WAIVER FROM COMPLIANCE WITH THE LISTING RULES

The Purchases will, on completion of the Proposed Acquisition, constitute connected transactions under Chapter 14 of the Listing Rules and are therefore subject to the disclosure requirements under the Listing Rules and the approval by Independent Shareholders for each of the Purchases whenever they arise. As the Purchases will be of a continuing nature during the Giordano Group's normal course of business, the Directors consider that it would not be practicable to make disclosures, and to seek Independent Shareholders' approval, in respect of such Purchases on each occasion they arise. The Company has therefore applied to the Stock Exchange for the Waiver from strict compliance with the requirements as set out in Chapter 14 of the Listing Rules in respect of the Purchases on each occasion they arise during the three financial years ending December 31, 2006, subject to the conditions set out below:

(1) that the Purchases shall be:

(i) entered into by the Giordano Group in the ordinary and usual course of its business;

(ii) conducted either (a) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities) or (b) (where there is no available comparison) on terms that are fair and reasonable so far as the Shareholders as a whole are concerned; and

(iii) entered into either in accordance with the terms of the agreements or order contracts or other supplemental agreements governing such Purchases;

(2) the aggregate dollar amount of the Purchases for each of the three financial years ending December 31, 2006 shall not exceed the Cap Amounts as follows:

Financial year ending	Cap Amount (HK$)
December 31, 2004	300,000,000
December 31, 2005	330,000,000
December 31, 2006	363,000,000

(3) the independent non-executive Directors shall review the Purchases annually and confirm in the Company's next annual report that the Purchases were conducted in the manner as stated in paragraphs (1) and (2) above;

(4) the Company's auditors shall review the Purchases annually and report in a letter to the Directors (a copy of which shall be provided to the Listing Division) whether, based on the findings arising from these procedures:

(i) the Purchases have received the approval of the Board;

(ii) the Purchases have been entered into in accordance with the terms of the agreements or order contracts governing such Purchases; and

(iii) the Cap Amount has been exceeded;

(5) details of the Purchases in each financial year shall be disclosed as required under Rule 14.25(1)(A) to (D) of the Listing Rules in the annual report of the Company for that financial year together with the statement of opinion of the independent non-executive Directors referred to in paragraph (3) above; and

(6) the Company shall provide to the Stock Exchange an undertaking that, for so long as the Company's securities are listed on the Stock Exchange, it will provide the Company's auditors with full access to its relevant records, and where required by the Company's auditors, use its best efforts to procure the Placita Group to provide the Company's auditors with access to the relevant records relating to the Purchases, for the purpose of the auditors' review of the Purchases referred to in paragraph (4) above.

If any terms of the Purchases as mentioned above are altered in the future or the conditions of the Waiver (if granted by the Stock Exchange) are not met, the Company must comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of the grant of the Waiver from the Stock Exchange on transactions of the kind to which the Purchases belong including, but not limited to, a requirement that such transactions be made conditional on approval by the Independent Shareholders, the Company must take immediate steps to ensure compliance with such requirements within a reasonable time.

SPECIAL GENERAL MEETING

A notice of the SGM to be held on Monday, March 29, 2004 at 3:00 p.m. at Block B, 3rd Floor, Tin On Industrial Building, 777-779 Cheung Sha Wan Road, Hong Kong is set out on page 24 of this circular. An ordinary resolution will be proposed at the meeting to approve the Purchases. Mr. Cheung, Mr. Ngan and their Associates shall abstain from voting at the SGM.

A form of proxy for use at the SGM is enclosed. Whether or not you are able to attend the meeting in person, please complete the accompanying form of proxy in accordance with the printed instructions thereon and deposit it at the branch share registrar in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting, as the case may be. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournments thereof should you so wish.

RECOMMENDATION

As set out in its letter, to the Independent Shareholders, based on the advice of Tai Fook, the Independent Board Committee is of the view that the Manufacturing Licence Agreement and the Waiver (including the Cap Amounts) are fair, and reasonable so far as the Shareholders as a whole are concerned. The recommendations and advice from the Independent Board Committee and Tai Fook are set out on page 9 and pages 10 to 17 of this circular, respectively.

ADDITIONAL INFORMATION

Your attention is also drawn to the letter from the Independent Board Committee, the letter from Tai Fook and the general information set out in the appendix to this circular.

Yours faithfully,
By order of the Board
Lau Kwok Kuen, Peter
Chairman

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

March 11, 2004

To the Independent Shareholders

Dear Sir or Madam,

ONGOING CONNECTED TRANSACTIONS

We refer to the circular dated March 11, 2004 ("Circular") issued by the Company to its Shareholders, of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

We have been appointed the Independent Board Committee to advise the Independent Shareholders whether, in our opinion, the terms of the Manufacturing Licence Agreements and the Waiver are fair and reasonable so far as the Company and its Shareholders as a whole are concerned. Tai Fook has been appointed as the independent financial adviser to advise the Independent Board Committee in respect of the Manufacturing Licence Agreements and the Waiver.

Your attention is drawn to the letter from the Board on pages 3 to 8 of the Circular, which sets out information relating to the Manufacturing Licence Agreements and the Waiver. Your attention is also drawn to the letter from Tai Fook to the Independent Board Committee which contains its advice to us in respect of the Manufacturing Licence Agreements and the Waiver as set out on pages 10 to 17 of the Circular.

We have considered the principal factors taken into account by Tai Fook in arriving at its opinion in respect of the Manufacturing Licence Agreements and the Waiver. We concur with the views of Tai Fook that the terms of the Manufacturing Licence Agreements and the Waiver (including the Cap Amounts) are fair and reasonable so far as the Company and its Shareholders are concerned and are in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the ordinary resolution to be proposed at the SGM.

Yours faithfully,
the Independent Board Committee
Milton Au Man Chu, *Independent Non-executive Director*
Barry John Buttifant, *Independent Non-executive Director*
Allen Lee Peng Fei, *Independent Non-executive Director*

TAI FOOK 大福融資有限公司 TAI FOOK CAPITAL LIMITED

Tai Fook Capital Limited
25/F New World Tower
16-18 Queen's Road Central
Hong Kong

March 11, 2004

To the Independent Board Committee of
Giordano International Limited
5th Floor Tin On Industrial Building
777-779 Cheung Sha Wan Road
Kowloon
Hong Kong

Dear Sirs,

ONGOING CONNECTED TRANSACTIONS AND WAIVER APPLICATION

We refer to our appointment as the independent financial adviser to the Independent Board Committee with respect to the Manufacturing Licence Agreements and the Waiver, details of which are set out in the circular of the Company dated March 11, 2004 (the "Circular"), of which this letter forms part. Terms used in this letter shall have the same respective meanings as defined in the Circular unless the context otherwise requires.

On March 3, 2004, Mr. Cheung entered into a conditional sale and purchase agreement to acquire from Mr. Ngan his entire interest in Gloss Mind Holdings Limited, which is currently owned as to 28% by Mr. Cheung and 72% by Mr. Ngan. Gloss Mind Holdings Limited is a joint venture partner of the Company in Placita, a non-wholly owned subsidiary of the Company, which is owned as to 51% by the Company and 49% by Gloss Mind Holdings Limited. Mr. Cheung is currently a director of Placita and Gloss Mind Holdings Limited and following completion of the Proposed Acquisition, Gloss Mind Holdings Limited will become an Associate of Mr. Cheung. Gloss Mind Holdings Limited is a substantial shareholder of Placita.

The Placita Group carries on the business of manufacturing and trading of clothing and accessories and is a manufacturing division of the Company. It is the Giordano Group's policy that all authorized manufacturers and suppliers (the "authorized manufacturers") is required to enter into a manufacturing licence agreement with the Giordano Group. Such master manufacturing licence agreement is revised from time to time by the Giordano Group with the revised version incorporating amendments and/or additional provisions to properly safeguard the Giordano Group's interest. Prior to the Proposed Acquisition, the Giordano Group has entered into the Manufacturing Licence Agreements with the Placita Group, one for "Giordano" branded Merchandise and one for "Bluestar Exchange" branded Merchandise. The Manufacturing Licence Agreements, which are the latest version of the master manufacturing licence agreements between the Giordano Group and the Placita Group, were entered into by the parties on February 23, 2004. Separate purchase orders are placed by members of the Giordano Group to the Placita Group for each of the Purchases and the Purchases are governed by the terms and conditions set out in the Manufacturing Licence Agreements.

Prior to the Proposed Acquisition, the Giordano Group had entered into various manufacturing licence agreements with the Placita Group from time to time. However, upon completion of the Proposed Acquisition, Placita will become a connected person of the Company under the Listing Rules by virtue of Mr. Cheung's directorship and equity interest in Placita. The Purchases contemplated under the Manufacturing Licence Agreements will become ongoing connected transactions of the Company subject to disclosure and shareholders approval requirements under Chapter 14 of the Listing Rules because the Giordano Group would under the Manufacturing Licence Agreements be purchasing Giordano Brands Merchandise from Placita, which is an Associate of Mr. Cheung. Neither Mr. Cheung nor Mr. Ngan has any shareholding interest in the Company.

The Company has applied to the Stock Exchange for the Waiver. The Waiver will be subject to, among other things, the approval of the Independent Shareholders at the SGM. Our role as the independent financial adviser to the Independent Board Committee is to give an independent opinion as to whether the terms of the Manufacturing Licence Agreements and the Waiver are fair and reasonable so far as the Shareholders as a whole are concerned.

In formulating our recommendations, we have relied on the statements, information, opinions and representations contained in the Circular and the information and representations provided to us by the Directors and management of the Giordano Group. We have assumed that all information, representations and opinions contained or referred to in the Circular and all information, representations and opinions which have been provided by the Directors and management of the Group for which they are solely responsible are true and accurate at the time they were made and will continue to be accurate at the date of the Circular and will continue to be true up to the date of the SGM.

We consider that we have been provided with sufficient information on which to form a reasonable basis for our opinion. We have no reason to suspect that any relevant information has been withheld, nor are we aware of any fact or circumstance which would render the information provided and representations and opinions made to us untrue, inaccurate or misleading. The Directors have further confirmed that, to the best of their knowledge, they believe there are no other facts or representations the omission of which would make any statement in the Circular, including this letter, misleading. We have not, however, carried out any independent verification of the information provided by the Directors and management of the Group, nor have we conducted an independent investigation into the business and affairs of the Company.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our recommendation in respect of the Manufacturing Licence Agreements and the Waiver, we have considered the following principal factors and reasons:

I) The Manufacturing Licence Agreements

A) The Purchases under the Manufacturing Licence Agreements are conducted in the ordinary and usual course of business of the Giordano Group

The principal business of the Giordano Group is the retail and distribution of casual apparel and accessories under the Giordano Brands. The Giordano Group purchases its Merchandise from a number of authorized manufacturers according to its requirements. Each of these manufacturers (including the Placita Group) is appointed by the Giordano

Group as an authorized non-exclusive manufacturer of Merchandise bearing trade marks owned by members of the Giordano Group and is required to enter into a master manufacturing licence agreement with the Giordano Group, which sets out the terms and conditions that a manufacturer must comply with for being one of the Giordano Group's authorized manufacturers. The Giordano Group currently has over 160 authorized manufacturers and the Placita Group is one of them. Set out below is the total amounts of purchases by the Giordano Group from its authorized manufacturers (including the Placita Group) and from the Placita Group respectively for the three years ended December 31, 2003, which information is prepared by the management of the Giordano Group:

	2001	2002	2003
	HK$ million	*HK$ million*	*HK$ million*
Total amounts of purchases from authorized manufacturers (including the Placita Group)	1,891.2	1,860.4	1,738.7
Total amounts of purchases from the Placita Group	216.3	233.3	222.9

Based on the above table, for the three years ended December 31, 2003, the total amounts of purchases by the Giordano Group from the Placita Group represent approximately 11.4%, 12.5% and 12.8% respectively of the total amounts of purchases by the Giordano Group from its authorized manufacturers (including the Placita Group). The Directors consider that the Purchases, same as the purchases by the Giordano Group from other authorized manufacturers, are conducted under ordinary and usual course of business of the Giordano Group.

B) The Giordano Group has stringent requirements in approving authorized manufacturers

The Placita Group is a manufacturing division of the Company. It is the policy of the Giordano Group that all authorized manufacturers are required to enter into a manufacturing licence agreement with the Giordano Group. Hence, same as other authorized manufacturers, the Placita Group must satisfy the Giordano Group that it has the manufacturing facilities, manpower and production quality that meet the Giordano Group's standards. The Giordano Group has a quality assurance department to conduct occasional site visits to authorized or proposed authorized manufacturers to ensure such standards are met. In addition, as set out in the Manufacturing Licence Agreements, the Placita Group, same as other authorized manufacturers, is required to observe and comply with the corporate quality manual of the Giordano Group, which in essence is a guideline stating the Giordano Group's general minimum quality requirements for the products of and the quality system implemented by its authorised manufacturers.

C) The terms of the Manufacturing Licence Agreements

As mentioned above in this letter, the Giordano Group enters into a master manufacturing licence agreement with each of its authorized manufacturers. The master manufacturing licence agreement is revised from time to time by the Giordano Group with

the revised version incorporating amendments and/or additional provisions to properly safeguard the Giordano Group's interest. The Manufacturing Licence Agreements, which are the latest version of the master manufacturing licence agreements entered into between the Giordano Group and the Placita Group, were entered into by the parties on February 23, 2004. The Manufacturing Licence Agreements are basically master agreements that set out the general requirements for the Placita Group to comply with for being an authorized manufacturer of the Giordano Group and the operational requirements that the Placita Group must comply with when handling the orders placed by the Giordano Group. Separate order is placed by the Giordano Group to the Placita Group for each of the Purchases. The Directors consider that the terms of the Manufacturing Licence Agreements are on normal commercial terms and are no more favorable than those available to independent third parties.

In assessing the terms of the Manufacturing Licence Agreements, we have reviewed the master manufacturing licence agreements entered into between the Giordano Group and various other independent authorized manufacturers of the Giordano Group. We noted that the major terms, including those governing quality control, delivery, sub-standard products and termination of the agreement, etc., of the Manufacturing Licence Agreements are no more favorable than those available to the independent authorized manufacturers of the Giordano Group. Having considered this finding and the terms of the Manufacturing Licence Agreements, we are of the view that the Manufacturing Licence Agreements are on normal commercial terms and on terms no more favorable than those available to independent third parties.

D) The procedures required to be followed by the buying department of the Giordano Group when selecting the authorized manufacturer for an order

The Giordano Group has a set of policy for the buying department to comply with when selecting the authorized manufacturer for an order. When the Giordano Group intends to make purchase from its authorized manufacturers, the buying department usually invites two to three of its authorized manufacturers to submit quotations for the proposed order. The buying department then determines the best offer by considering, among other things, the following four major factors:

1. the price quoted by the authorized manufacturers;
2. the quality of the Merchandise manufactured by the authorized manufacturers;
3. the delivery lead time; and
4. the past experience with the authorized manufacturers.

As such, the Giordano Group only places an order to the Placita Group when the quotation made by the Placita Group is considered the best offer among those received by the Giordano Group. In this connection, we have reviewed information provided by the buying department of the Giordano Group which sets out a number of purchases made by Giordano Group in the second half of 2003. We noticed that in line with the procedure as

described above, in each purchases the buying department had invited more than one authorised manufacturers to submit quotations and the buying department had considered a number of factors when selecting the authorised manufacturers for the purchases i.e. competitive price, shorter lead time and/or better quality.

The Directors confirm that each of the Purchases is and will continuously be conducted under normal commercial terms and on terms no more favorable than those available to independent third parties and the price of each Purchases is and will continuously be determined based on arm's length negotiation. Having considered that the buying department of Giordano Group has imposed a stringent control to ensure only the authorised manufacturer with the best offer will be selected for a purchase, we are of the view that each of the Purchases is and will continuously be conducted on terms no more favorable than those available to other authorised manufacturers.

E) The acquisition of a controlling interest in Gloss Mind Holdings Limited by Mr. Cheung

Mr. Cheung, a director of Placita and its subsidiaries, has no directorship or shareholding interest in the Giordano Group. As mentioned above in this letter, due to the Proposed Acquisition, the Purchases will become ongoing connected transactions of the Group upon completion of the Proposed Acquisition. The Directors confirm that the Purchases to be made subsequent to the completion of the Proposed Acquisition will continuously be conducted under normal commercial terms and on terms no more favorable than those available to independent third parties. Also, the Purchases will continuously be governed by the Manufacturing Licence Agreements.

F) Conclusion

Having considered the fact that (i) the Purchases is conducted in the ordinary and usual course of business of the Giordano Group; (ii) the Giordano Group has stringent requirements in approving authorized manufacturers of the Giordano Group and the Placita Group fulfills such requirements; (iii) the Manufacturing Licence Agreements are on normal commercial terms and on terms no more favorable than those available to independent third parties; (iv) the buying department of the Giordano Group has a set of policy to ensure that the interest of Giordano Group is properly safeguarded when placing orders to the Giordano Group's authorized manufacturers and each Purchase will be made by the Giordano Group only when the terms offered by the Placita Group is considered no less favorable than those received by the Giordano Group from other independent authorised manufacturers; and (v) it is the policy of the Giordano Group to require each of the authorized manufacturers to execute a master manufacturing licence agreement, we consider that the terms of the Manufacturing Licence Agreements are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

II) On-going nature of the Purchases

As the Purchases will be of a continuing nature during the Giordano Group's normal course of business and the Directors consider that it would not be practicable to comply strictly with the

disclosure and shareholders approval requirements as stipulated under Chapter 14 of the Listing Rules, the Company has applied to the Stock Exchange for the Waiver. We consider that the Waiver has the benefit of allowing the Giordano Group to execute future Purchases pursuant to the Manufacturing Licence Agreements in a more efficient and cost effective manner without going through the disclosure and shareholders approval requirements under Chapter 14 of the Listing Rules.

III) Basis of the Cap Amounts

The aggregate total amounts of the Purchases for each of the three financial years ending December 31, 2006 is subject to the Cap Amounts as follows:

Financial year ending	Cap Amount (HK$)
December 31, 2004	300,000,000
December 31, 2005	330,000,000
December 31, 2006	363,000,000

For the two years ended December 31, 2002, the increase in Purchases was approximately 10% year on year (approximately HK$216 million for 2001 and approximately HK$233 million for 2002). As a result of Severe Acute Respiratory Syndrome ("SARS"), the Purchases for 2003 did not increase in line with the historical trend but dropped slightly as compared to the Purchases for 2002. The Directors have calculated the "would be" Purchases for 2003 (the "Adjusted Purchases for 2003") by multiplying the Purchases for 2002 by 110% (i.e. an increase of 10%) to adjust for the impact of SARS. The Adjusted Purchases for 2003, which amounts to approximately HK$260 million, and an annual increase of 15% were then applied by the Directors to determine the Cap Amount for the year ending December 31, 2004. The Directors consider that the expected increase of 15% for 2004 is reasonable given the strong rebound of the economy in Hong Kong since the last quarter of 2003. For the two years ending December 31, 2006, the Directors expect the Purchases to increase by 10% per annum, which is in line with the historical trend.

As illustrated above, the Cap Amounts are derived based on the historical trend of the Purchase for the two years ended December 31, 2002 with adjustments made to factor in the negative impact of SARS and the anticipated rebound of the economy in 2004. Having considered the severe negative impact caused to the economy resulting from SARS, we are of the view that the basis of calculation for the Adjusted Purchases for 2003 is fair and reasonable. Also, having considered that the economy in 2004 in general has shown a sustainable sign of rebound and the Directors, with the expertise in the industry, are in a more informed position to make a reasonable estimation on how the Purchases in 2004 will be affected by the rebound of the economy in 2004, we are of the view that the expected increase of 15% in the Purchases of 2004 is fair and reasonable. In respect of the increase in the Cap Amounts for financial year ending 2005 and 2006, we are of the view that the increase of 10% per annum, which is in line with the historical trend, is fair and reasonable. Based on the above, we are of the view that the Cap Amounts are fair and reasonable.

IV) Basis of the Waiver

As stated in the Letter from the Board in the Circular and the Announcement, the Company had applied to the Stock Exchange the Waiver for a three-year period ending December 31, 2006 from strict compliance with the disclosure and shareholders approval requirement under Chapter 14 of the Listing Rules. As the Purchases will be of a continuing nature during the Giordano Group's normal course of business, the Directors consider that it would not be practicable to make disclosures, and to seek Independent Shareholders' approval, in respect of such Purchases on each occasion they arise. The Company has therefore applied to the Stock Exchange for the Waiver from the strict compliance with the requirements as set out in Chapter 14 of the Listing Rules in respect of the Purchases on each occasion they arise during the three financial years ending December 31, 2006, subject to the conditions set out below:

(1) that the Purchases shall be:

(i) entered into by the Giordano Group in the ordinary and usual course of its business;

(ii) conducted either (a) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities) or (b) (where there is no available comparison) on terms that are fair and reasonable so far as the Shareholders as a whole are concerned; and

(iii) entered into either in accordance with the terms of the agreements or order contracts or other supplemental agreements governing such Purchases;

(2) the aggregate dollar amount of the Purchases for each of the three financial years ending December 31, 2006 shall not exceed the Cap Amounts as follows:

Financial year ending	Cap Amount (HK$)
December 31, 2004	300,000,000
December 31, 2005	330,000,000
December 31, 2006	363,000,000

(3) the independent non-executive Directors shall review the Purchases annually and confirm in the Company's next annual report that the Purchases were conducted in the manner as stated in paragraphs (1) and (2) above;

(4) the Company's auditors shall review the Purchases annually and report in a letter to the Directors (a copy of which shall be provided to the Listing Division) whether, based on the findings arising from these procedures:

(i) the Purchases have received the approval of the Board;

(ii) the Purchases have been entered into in accordance with the terms of the agreements or order contracts governing such Purchases; and

(iii) the Cap Amount has been exceeded;

(5) details of the Purchases in each financial year shall be disclosed as required under Rule 14.25(1)(A) to (D) of the Listing Rules in the annual report of the Company for that financial year together with the statement of opinion of the independent non-executive Directors referred to in paragraph (3) above; and

(6) the Company shall provide to the Stock Exchange an undertaking that, for so long as the Company's securities are listed on the Stock Exchange, it will provide the Company's auditors with full access to its relevant records, and where required by the Company's auditors, will use its best efforts to procure the Placita Group to provide the Company's auditors with access to the relevant records relating to the Purchases, for the purpose of the auditors' review of the Purchases referred to in paragraph (4) above.

If any terms of the Purchases as mentioned above are altered in the future or the conditions of the Waiver (if granted by the Stock Exchange) are not met, the Company must comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of the grant of the Waiver from the Stock Exchange on transactions of the kind to which the Purchases belong including, but not limited to, a requirement that such transactions be made conditional on approval by the Independent Shareholders, the Company must take immediate steps to ensure compliance with such requirements within a reasonable time.

On such basis, we consider that the above Waiver's conditions serve to monitor the Purchases so that they will be conducted on fair and reasonable terms and the interests of the Shareholders as a whole will be properly safeguarded.

RECOMMENDATION

Having taken into consideration the above principal factors and reasons, we consider that the terms of the Manufacturing Licence Agreements and the Waiver (including the Cap Amounts) are fair and reasonable so far as the Company and its Shareholders as a whole are concerned and are in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the SGM.

Yours faithfully,
For and on behalf of
Tai Fook Capital Limited
Derek C.O. Chan
Deputy Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief; there are no other facts, the omission of which would make any statement herein misleading.

2. MATERIAL ADVERSE CHANGE

Save as disclosed in the Company profit warning announcement in April 2003, the Directors are not aware of any material adverse change in the financial or trading position of the Company since December 31, 2002, being the date to which the latest published audited consolidated accounts of the Company were made up.

3. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which have been notified to the Company pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive was taken or deemed to have under such provisions of the SFO) and have been recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which have been notified to the Company pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, were as follows:

Name of director	Nature of interest	Beneficial interest in shares *(Note)*	Beneficial interest in unlisted underlying shares *(Note)*	Approximate aggregate percentage of interests
Lau Kwok Kuen, Peter	Personal	12,708,000	25,000,000	2.62%
Fung Wing Cheong, Charles	Personal	800,000	5,900,000	0.47%
Mah Chuck On, Bernard	Personal	479,086	6,840,000	0.51%

Note:

Interests in the shares and underlying shares of equity derivatives are long position.

Save as disclosed above, as at the Latest Practicable Date, none of the directors and chief executive of the Company had or was deemed to have any interest or short position in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO), which has been recorded in the register maintained by the Company pursuant to section 352 of the SFO or which has been notified to the Company pursuant to the above mentioned Model Code of the Listing Rules.

4. SERVICE CONTRACT

As at the Latest Practicable Date, save for the service contract of a Director which is for a fixed term of five year, no Director has any existing or proposed service contract with the Company or any of its subsidiaries which is not expiring or determinable by the employing company within one year without the payment of compensation (other than statutory compensation).

5. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, the interests or short positions of the following persons, other than directors and chief executive of the Company, in the shares or underlying shares of the Company which have been disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO have been recorded in the register kept by the Company pursuant to section 336 of SFO:

Name	*Notes*	**Aggregate long position in shares and underlying shares**	**Approximate aggregate percentage of interests**
Aberdeen Asset Management Asia Ltd.	*1*	177,848,800	12.31%
Harris Associates L.P.	*2*	144,006,200	9.99%
State Street Corporation	*3*	119,884,027	8.32%
J.P. Morgan Chase & Co.	*4*	114,952,071	7.97%
Matthews International Capital Management, LLC	*5*	74,835,000	5.19%

Notes:

1. The capacity of Aberdeen Management Asia Ltd. in holding the 177,848,800 shares was as Investment Manager.

2. The capacity of Harris Associates L.P. in holding the 144,006,200 shares was as Investment Manager.

3. The 119,884,027 shares were held by State Street Bank & Trust Company, which was a wholly-owned subsidiary of State Street Corporation. By virtue of the SFO, State Street Corporation was deemed to be interested in the 119,884,027 shares.

   The capacity of State Street Corporation in holding the 119,884,027 shares was as Controlled Corporation.

4. Details of the breakdown of the 114,952,071 shares held by J.P. Morgan Chase & Co. were as follows:

Name	Aggregate long position in shares	Approximate percentage of interest
J.P. Morgan Chase & Co.	114,952,071	7.971%
J.P. Morgan Fleming Asset Management Holdings Inc.	17,734,000	1.230%
J.P. Morgan Fleming Asset Management (Asia) Inc.	17,320,000	1.201%
JF Asset Management Limited	17,320,000	1.201%
JF Funds Limited	2,222,000	0.154%
JF Asset Management (Taiwan) Limited	2,222,000	0.154%
Robert Fleming Holdings Ltd	414,000	0.029%
Robert Fleming Asset Management Ltd	414,000	0.029%
J.P. Morgan Fleming Asset Management (UK) Limited	414,000	0.029%
JPMorgan Chase Bank	76,827,950	5.327%
J.P. Morgan International Inc.	3,554,000	0.246%
J.P. Morgan International Finance Limited	3,554,000	0.246%
J.P. Morgan Holdings (UK) Limited	3,500,000	0.243%
J.P. Morgan Securities Ltd.	3,500,000	0.243%
J.P. Morgan Overseas Capital Corporation	54,000	0.004%
J.P. Morgan Whitefriars Inc.	54,000	0.004%
J.P. Morgan Investment Management Inc.	20,390,121	1.414%
J.P. Morgan Investment Management Limited	2,136,000	0.148%

Notes:

(i) The entire issued share capital of each of J.P. Morgan Fleming Asset Management Holdings Inc., JPMorgan Chase Bank and J.P. Morgan Investment Management Inc. was owned by J.P. Morgan Chase & Co. which, by virtue of the SFO, was deemed to be interested in the 114,952,071 shares held by these subsidiaries.

The capacity of J.P. Morgan Chase & Co. in holding the 114,952,071 shares was, as to 3,554,000 shares, as Beneficial Owner, as to 42,836,000 shares, as Investment Manager and, as to 68,562,071 shares, as an Approved Lending Agent.

In addition, there was a Lending Pool of 68,562,071 shares.

(ii) J.P. Morgan Fleming Asset Management Holdings Inc., by virtue of the SFO, was deemed to be interested in 17,734,000 shares, in which 414,000 shares were held by Robert Fleming Holdings Ltd, which was 96% owned by J.P. Morgan Fleming Asset Management Holdings Inc., and 17,320,000 shares were held by J.P. Morgan Fleming Asset Management (Asia) Inc., a wholly-owned subsidiary of J.P. Morgan Fleming Asset Management Holdings Inc.

414,000 shares were held by J.P. Morgan Fleming Asset Management (UK) Limited which was, in turn wholly-owned by Robert Fleming Asset Management Ltd which was, in turn, 99.96% owned by Robert Fleming Holdings Ltd.

J.P. Morgan Fleming Asset Management (Asia) Inc., by virtue of the SFO, was deemed to be interested in 17,320,000 shares held by its subsidiaries, which included 15,098,000 shares held by JF Asset Management Limited, a 99.99% owned subsidiary; and the 2,222,000 shares held by JF Asset Management (Taiwan) Limited, which was 99.9% owned by JF Funds Limited which was, in turn, wholly-owned by JF Asset Management Limited.

(iii) The 76,827,950 shares held by JPMorgan Chase Bank included 73,273,950 shares held directly; by virtue of the SFO, JPMorgan Chase Bank was deemed to be interested in the 3,554,000 shares held by J.P. Morgan International Inc., which in turn owned the entire issued share capital of J.P. Morgan International Finance Limited.

(iv) 3,500,000 shares were held by J.P. Morgan Securities Ltd., which was 90% owned by J.P. Morgan Holdings (UK) Limited which was, in turn, wholly-owned by J.P. Morgan International Finance Limited, which also indirectly held 54,000 shares through J.P. Morgan Whitefriars Inc. the entire share capital in which was held by J.P. Morgan Overseas Capital Corporation, a wholly-owned subsidiary of J.P. Morgan International Finance Limited.

(v) The 20,390,121 shares held by J.P. Morgan Investment Management Inc. included 18,254,121 shares held directly and, by virtue of the SFO, the deemed interest of 2,136,000 shares held by its wholly-owned subsidiary, J.P. Morgan Investment Management Limited.

5. The capacity of Matthews International Capital Management, LLC in holding the 74,835,000 shares was as Investment Manager.

6. EXPERT'S DISCLOSURE OF INTEREST AND CONSENT

(a) Tai Fook is a corporation licensed under the transitional arrangement to carry out Type 6 activity for the purpose of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

(b) As at the Latest Practicable Date, Tai Fook does not have any shareholding in any member of the Company and its subsidiaries nor any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Company and its subsidiaries.

(c) Tai Fook has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they appear.

(d) The letter and recommendation given by Tai Fook are given as of the date of this circular for incorporation herein.

(e) Tai Fook has, or has had, no direct or indirect interest in any assets which have been acquired or disposed of by, or leased to, or which are proposed to be acquired or disposed of by, or leased to, the Company or any of its subsidiaries since December 31, 2002, being the date to which the latest published audited consolidated accounts of the Company were made up.

7. MATERIAL INTERESTS IN CONTRACTS

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement subsisting at such date which was significant in relation to the business of the Company and its subsidiaries taken as a whole.

8. GENERAL

(a) The Secretary of the Company is Alice Leung Sze Man. She is a fellow member of both the Hong Kong Institute of Company Secretaries and the Institute of Chartered Secretaries and Administrators.

(b) The principal place of business of the Company in Hong Kong is at 5th Floor, Tin On Industrial Building, 777-779 Cheung Sha Wan Road, Kowloon, Hong Kong.

(c) The registered office of the Company is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

(d) The branch share registrar of the Company in Hong Kong is Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

(e) The Group is currently in dispute with the Taiwan tax authority with respect to tax treatment on certain of the Group's sales in Taiwan. The dispute is not expected to have any material impact on the financial position of the Group.

(f) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the principal place of business of the Company in Hong Kong at 5th Floor, Tin On Industrial Building, 777-779 Cheung Sha Wan Road, Kowloon, Hong Kong during normal business hours on any weekday (public holidays excepted) up to and including March 29, 2004:

(a) the Manufacturing Licence Agreements;

(b) the letter from the Independent Board Committee, the text of which is set out in this circular;

(c) the letter from Tai Fook, the text of which is set out in this circular;

(d) the written consent referred to in paragraph 6(c) of this Appendix;

(e) the service contract referred to in paragraph 4 above; and

(f) the memorandum of association and bye-laws of the Company.

GIORDANO

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a special general meeting of Giordano International Limited (the "Company") will be held at Block B, 3rd Floor, Tin On Industrial Building, 777-779 Cheung Sha Wan Road, Kowloon, Hong Kong at 3:00 p.m. on Monday, March 29, 2004 for the purpose of considering and, if thought fit, passing, with or without amendment, the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT** all Purchases (as defined and referred to in the circular to the Shareholders of the Company dated March 11, 2004 (the "Circular")) to be made after the date of this resolution until December 31, 2006 between the Giordano Group and the Placita Group in accordance with the terms of the Manufacturing Licence Agreements (each as defined in the Circular) be and are hereby approved AND that the directors of the Company (the "Directors") be and are hereby authorised to do, approve and transact all things which they may in their discretion consider to be necessary or desirable in connection therewith, provided that:

(1) the Purchases shall be:

(i) entered into by the Giordano Group in the ordinary and usual course of its business;

(ii) conducted either (a) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities) or (b) (where there is no available comparison) on terms that are fair and reasonable so far as the Shareholders of the Company as a whole are concerned; and

(iii) entered into either in accordance with the terms of the agreements or order contracts or other supplemental agreements governing such Purchases;

(2) the aggregate dollar amount of the Purchases for each of the three financial years ending December 31, 2006 shall not exceed the Cap Amount as follows:

Financial year ending	Cap Amount (HK$)
December 31, 2004	300,000,000
December 31, 2005	330,000,000
December 31, 2006	363,000,000

(3) the independent non-executive Directors shall review the Purchases annually and confirm in the Company's next annual report that the Purchases were conducted in the manner as stated in paragraphs (1) and (2) above;

(4) the Company's auditors shall review the Purchases annually and report in a letter to the Directors (a copy of which shall be provided to the listing division of The Stock Exchange of Hong Kong Limited (the "Stock Exchange")) whether, based on the findings arising from these procedures:

(i) the Purchases have received the approval of the Company's board of Directors;

(ii) the Purchases have been entered into in accordance with the terms of the agreements or order contracts governing such Purchases; and

(iii) the Cap Amount has been exceeded;

(5) details of the Purchases in each financial year shall be disclosed as required under Rule 14.25(1)(A) to (D) of the Rules Governing the Listing of Securities on the Stock Exchange in the annual report of the Company for that financial year together with the statement of opinion of the independent non-executive Directors referred to in paragraph (3) above; and

(6) the Company shall provide to the Stock Exchange an undertaking that, for so long as the Company's securities are listed on the Stock Exchange, it will provide the Company's auditors with full access to its relevant records, and where required by the Company's auditors, use its best efforts to procure the Placita Group to provide the Company's auditors with access to the relevant records relating to the Purchases, for the purpose of the auditors' review of the Purchases referred to in paragraph (4) above."

By order of the Board
Leung Sze Man, Alice
Company Secretary

Hong Kong, March 11, 2004

Principal place of business:
5th Floor
Tin On Industrial Building
777-779 Cheung Sha Wan Road
Kowloon
Hong Kong

Notes:

(1) A shareholder entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a shareholder of the Company.

(2) To be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

此乃重要通函　請即處理

閣下對本通函任何方面或應採取之行動**如有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下**佐丹奴國際有限公司**股份全部**出售或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

GIORDANO

佐丹奴國際有限公司

(於百慕達註冊成立之有限公司)

與PLACITA集團之持續關連交易

獨立財務顧問致獨立董事委員會

TAI FOOK 大福融資有限公司 TAI FOOK CAPITAL LIMITED

佐丹奴國際有限公司董事會函件載於本通函第三至八頁。佐丹奴國際有限公司獨立董事委員會函件載於本通函第九頁。

獨立財務顧問大福融資有限公司致獨立董事委員會函件載於本通函第十至十七頁。

佐丹奴國際有限公司謹訂於二零零四年三月二十九日(星期一)下午三時正假座香港九龍長沙灣道七七七至七七九號天安工業大廈三樓B座舉行股東特別大會，召開大會通告載於本通函第二十四至二十六頁。無論　閣下是否準備出席所述之大會，務請股東將隨附之代表委任表格根據印備之指示儘快填妥及交回，惟無論如何最遲須於大會或其任何續會指定舉行時間四十八小時前送達。填妥及交回代表委任表格後，　閣下仍可親身出席所述之大會或其任何續會，並於會上投票。

二零零四年三月十一日

目　錄

頁次

於本通函內，除文義另有所指，否則下列詞彙具有以下涵義：

「該公布」	指	本公司於二零零四年三月十日就(其中包括)生產許可合同及豁免作出之公布
「聯繫人士」	指	上市規則所賦予之涵義
「董事會」	指	本公司董事會
「金額上限」	指	於截至二零零六年十二月三十一日止三個財政年度內採購之最高金額
「本公司」	指	佐丹奴國際有限公司，一家於百慕達註冊成立之獲豁免有限公司，其證券於聯交所上市
「董事」	指	本公司董事
「Giordano品牌」	指	Giordano、Giordano Ladies、Giordano Junior、Bluestar Exchange及不時屬於佐丹奴集團之任何其他品牌
「佐丹奴集團」	指	本公司及其附屬公司(不包括Placita集團)
「港元」	指	港元，香港之法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「獨立董事委員會」	指	由獨立非執行董事歐文柱、畢滌凡及李鵬飛組成之董事委員會，成立之目的為向獨立股東就豁免提供意見
「獨立股東」	指	於建議收購及採購中並無權益之獨立股東
「最後可行日期」	指	二零零四年三月十日，即本通函付印前為確認所載若干資料之最後可行日期
「上市科」	指	聯交所上市科

「上市規則」	指	聯交所證券上市規則
「生產許可合同」	指	就Giordano品牌貨品與Placita集團訂立之兩份主要生產許可合同，經不時修訂
「貨品」	指	服裝及相關配襯用品
「張先生」	指	本公司非全資附屬公司之董事張國良先生
「顏先生」	指	Placita之間接股東顏良來先生
「Placita」	指	Placita Holdings Limited，本公司之非全資附屬公司，於英屬處女群島註冊成立，分別由本公司及Gloss Mind Holdings Limited擁有百分之五十一及百分之四十九之權益
「Placita集團」	指	Placita、其附屬公司及聯繫人士(定義見上市規則)
「建議收購」	指	張先生向顏先生收購彼於Gloss Mind Holdings Limited之全部股權
「採購」	指	佐丹奴集團不時根據生產許可合同向Placita集團購買之貨品
「股東特別大會」	指	本公司將召開之股東特別大會，以批准生產許可合同項下擬進行之交易
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司
「大福」	指	大福融資有限公司，可進行證券及期貨條例(香港法例第五百七十一章)第六類業務之過渡安排之持牌企業，以向獨立董事委員會提供意見
「豁免」	指	就採購申請豁免嚴格遵守上市規則第十四章之規定

GIORDANO

佐丹奴國際有限公司

(於百慕達註冊成立之有限公司)

董事：
劉國權*(主席)*
馮永昌
馬灼安
歐文柱#
畢滌凡#
李鵬飛#

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

主要營業地點：
香港
九龍
長沙灣道七七七至七七九號
天安工業大廈五樓

獨立非執行董事

敬啟者：

與PLACITA集團進行之持續關連交易

緒言

於二零零四年三月三日，張先生訂立一項有條件買賣協議，從顏先生收購彼於Gloss Mind Holdings Limited之全部權益。Gloss Mind Holdings Limited目前分別由張先生及顏先生分別擁有百分之二十八及百分之七十二之權益，該公司為本公司於Placita之合營夥伴，Placita為本公司之非全資附屬公司，由本公司及Gloss Mind Holdings Limited分別擁有百分之五十一及百分之四十九之權益。張先生現為Placita及Gloss Mind Holdings Limited之董事，而在建議收購完成後，Gloss Mind Holdings Limited將成為張先生之聯繫人士(定義見上市規則)。Gloss Mind Holdings Limited為Placita之主要股東。

Placita集團從事製造及買賣成衣及配襯用品，並為本公司之製衣部門。

在建議收購前，佐丹奴集團已與Placita集團不時訂立多項生產許可合同。然而，於建議收購完成後，根據上市規則，由於張先生出任Placita之董事及擁有股本權益，Placita將成為本公司之關連人士。根據生產許可合同項下擬進行之採購將成為本公司之持續關連交易，須遵照上市規則第十四章規定之披露及股東批准規定，因為佐丹奴集團將根據生產許可合同向張先生之聯繫人士Placita採購Giordano品牌貨品。張先生或顏先生均並無於本公司擁有任何股本權益。

董事認為，生產許可合同之條款為於佐丹奴集團一般及日常業務過程中以正常商業條款訂立，條款並無優於獨立第三者可取得。由於採購將於佐丹奴集團正常業務過程中持續進行，董事認為嚴格遵守上市規則第十四章訂明之披露及股東批准規定並不可行，本公司已向聯交所申請豁免。豁免須待(其中包括)於將召開及舉行之股東特別大會上獲得獨立股東批准，方為作實。

建議收購須待(其中包括)聯交所授出豁免及獨立股東於股東特別大會上批准，方為完成。

進行採購之理由

佐丹奴集團之主要業務為以零售及分銷Giordano品牌便服及配襯用品。佐丹奴集團按其要求向多間授權廠商及供應商進行採購貨品。Placita集團為本集團之製衣部門。由於佐丹奴集團之政策是所有授權廠商及供應商均須與其訂立生產許可合同，佐丹奴集團與Placita集團已訂立生產許可合同，該等合同經本公司不時修訂，加入及／或更改條款，以有效保障佐丹奴集團之利益。採購貨品之訂價及付款條款乃按每份訂單經公平磋商及參考佐丹奴集團向其他獨立廠商採購相若數量及質素貨品之價格而決定。

董事認為，生產許可合同為於佐丹奴集團一般及日常業務過程中以正常商業條款訂立，條款並無優於獨立第三者所可取得。

有見及此，董事認為採購為合符佐丹奴集團之利益。

生產許可合同

根據生產許可合同，佐丹奴集團已委任Placita集團為Giordano品牌貨品之非獨家授權廠商，而生產許可合同則訂定一系列主要條款，列明Placita集團作為佐丹奴集團之授權廠商須遵守之一般規定，及Placita集團於處理佐丹奴集團發給訂單時須遵守之運作規定。

有見及此，董事認為，生產許可合同為於佐丹奴集團一般及日常業務過程中以正常商業條款訂立，條款並無優於獨立第三者所可取得者。

金額上限

於截至二零零六年十二月三十一日止三個財政年度各年採購之總金額須不超出以下之金額上限：

截至以下日期止之財政年度	金額上限(港元)
二零零四年十二月三十一日	300,000,000
二零零五年十二月三十一日	330,000,000
二零零六年十二月三十一日	363,000,000

於截至二零零二年十二月三十一日止兩個年度，採購每年增幅約為百分之十(二零零一年約達二億一千六百萬港元，而二零零二年則約達二億三千三百萬港元)。受到嚴重急性呼吸系統綜合症爆發影響，二零零三年之採購約為二億二千三百萬港元，並無按以往增幅上升，反而較二零零二年輕微下跌。董事以二零零二年採購乘以百分之一百一十(即增幅為百分之十)計出倘無嚴重急性呼吸系統綜合症之打擊，「應有」之採購金額(「二零零三年應有採購金額」)。二零零三年應有採購金額為約二億六千萬港元，據此董事以年增幅為百分之十五而釐訂截至二零零四年十二月三十一日止年度之金額上限。董事認為，鑑於香港經濟自二零零三年第四季起強勁復蘇，故預期二零零四年將錄得百分之十五之升幅實屬合理。至於截至二零零六年十二月三十一日止兩個年度，董事預計採購每年增長百分之十，符合過往走勢表現。

豁免遵守上市規則

根據上市規則第十四章，在建議收購完成時，採購將構成關連交易，因此須於進行每項採購時遵守上市規則之披露規定及取得獨立股東之批准。由於採購將於佐丹奴集團正常業務過程中持續進行，董事認為在每次進行採購時就該等採購作出披露及尋求獨立股東之批准並不可行。因此，本公司已向聯交所申請豁免，毋須於截至二零零六年十二月三十一日止三個財政年度內每次進行採購時嚴格遵守上市規則第十四章所載之規定，惟須符合下列條件，方可作實：

(1) 採購須：

(i) 在佐丹奴集團一般及日常業務過程中訂立；

(ii) 按(a)正常商業條款（條款將參考適用於類似公司進行性質類似之交易）或(b)（在無可供比較之情況下）對股東整體而言屬公平合理之條款而訂立；及

(iii) 根據規管該等採購之協議或訂貨合約或其他補充協議之條款而訂立；

(2) 於截至二零零六年十二月三十一日止三個財政年度各年採購之總金額不得超出下列之金額上限：

截至以下日期止之財政年度	**金額上限** *（港元）*
二零零四年十二月三十一日	300,000,000
二零零五年十二月三十一日	330,000,000
二零零六年十二月三十一日	363,000,000

(3) 獨立非執行董事須每年審查採購，並於本公司下一份年報內確認採購乃根據上文第(1)及第(2)段所述方式進行；

(4) 本公司核數師須每年審閱採購，並根據按下列程序所得之結果向董事出具函件(副本須呈交上市科)，匯報：

(i) 採購是否已取得董事會之批准；

(ii) 採購是否已根據規管該等採購之協議或訂貨合約之條款而進行；及

(iii) 有否超逾金額上限；

(5) 根據上市規則第14.25(1) (A)至(D)條，各財政年度之採購詳情須於本公司該財政年度之年報內披露，連同上文第(3)段所述獨立非執行董事之意見書；及

(6) 本公司須向聯交所承諾，只要本公司證券於聯交所上市，本公司將向本公司核數師提供有關記錄，而本公司核數師要求時，本公司將促使Placita集團讓本公司核數師取得關於採購之有關記錄，以便核數師進行上文第(4)段所述之審閱。

倘上述採購之任何條款在日後有所變動，或未符合豁免(倘聯交所授出)之條件，本公司必須遵守上市規則第十四章規管關連交易之規定，除非本公司向聯交所另行申請及取得豁免。

倘上市規則於日後有任何修訂，而實施之規定較聯交所授出豁免當日就採購所屬類別之交易之規定更嚴格(包括但不限於該等交易須取得獨立股東之批准方可作實之規定)，則本公司必須即時採取行動，以確保在合理時間內遵守該等規定。

股東特別大會

股東特別大會將於二零零四年三月二十九日(星期一)下午三時正假座香港九龍長沙灣道七七七至七七九號天安工業大廈三樓B座舉行，大會通告載於本通函第二十四頁。一項普通決議案將於大會上提呈以批准採購。張先生、顏先生及彼等之聯繫人士應於股東特別大會上放棄投票。

股東特別大會適用之代表委任表格隨函附奉。無論　閣下會否親自出席大會，務請將隨附之代表委任表格根據印備之指示儘快填妥及交回於香港之股份過戶登記分處雅柏勤證券登記有限公司(地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下)，惟無論如何最遲須於大會或其任何續會之指定舉行時間最少四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可親自出席大會或其任何續會，並於會上投票。

推薦意見

誠如本函件所載，對獨立股東而言，根據大福之意見，獨立董事委員會認為生產許可合同及豁免(包括金額上限)對股東整體而言屬公平合理。獨立董事委員會及大福之推薦及意見分別載於本通函第九頁及第十頁至第十七頁。

其他資料

亦務請　閣下垂注本通函之獨立董事委員會函件、大福函件及附錄所載之一般資料。

此致

列位股東　台照

承董事會命
主席
劉國權
謹啟

二零零四年三月十一日

GIORDANO

佐丹奴國際有限公司

(於百慕達註冊成立之有限公司)

敬啟者：

持續關連交易

吾等謹此提述本公司於二零零四年三月十一日致其股東之通函(「通函」)，本函件為其一部份。除文義另有所指，本函件所用詞彙與通函所界定者具相同涵義。

吾等獲委任為獨立董事委員會，以向獨立股東就生產許可合同及豁免之條款對本公司及其股東整體而言是否屬公平合理提供吾等之意見。大福已獲委任為獨立財務顧問，以向獨立董事委員會就生產許可合同及豁免提供意見。

務請　閣下垂注通函第三頁至第八頁之董事會函件，當中載有關於生產許可合同及豁免之資料，亦懇請　閣下垂注大福致獨立董事委員會之函件，當中載有其就生產許可合同及豁免向吾等提供之意見，函件載於通函第十頁至第十七頁。

吾等已考慮大福在達致其對生產許可合同及豁免之意見時所考慮之主要因素。吾等同意大福認為生產許可合同及豁免(包括金額上限)之條款對本公司及其股東而言屬公平合理，且符合本公司及其股東整體利益之意見。因此，吾等推薦獨立股東投票批准將於股東特別大會上提呈之普通決議案。

此致

獨立股東　台照

獨立董事委員會
歐文柱 *(獨立非執行董事)*
畢滌凡 *(獨立非執行董事)*
李鵬飛 *(獨立非執行董事)*
謹啟

二零零四年三月十一日

TAI FOOK 大福融資有限公司 TAI FOOK CAPITAL LIMITED

大福融資有限公司
香港
皇后大道中16-18號
新世界大廈25樓

敬啟者：

持續關連交易及豁免申請

吾等就生產許可合同及豁免(詳情載於 貴公司於二零零四年三月十一日之通函(「通函」，本函件為其一部份))獲委任為獨立董事委員會之獨立財務顧問。除非文義另有所指，否則本函件所用詞彙與通函所界定者具相同涵義。

於二零零四年三月三日，張先生訂立一項有條件買賣協議，向顏先生收購彼於Gloss Mind Holdings Limited之全部權益。Gloss Mind Holdings Limited目前分別由張先生及顏先生擁有百分之二十八及百分之七十二之權益。Gloss Mind Holdings Limited為 貴公司於Placita之合營夥伴，Placita為 貴公司之非全資附屬公司，由 貴公司及Gloss Mind Holdings Limited分別擁有百分之五十一及百分之四十九之權益。張先生現時為Placita及Gloss Mind Holdings Limited之董事，而於建議收購完成後，Gloss Mind Holdings Limited將成為張先生之聯繫人士。Gloss Mind Holdings Limited為Placita之主要股東。

Placita集團從事製造及買賣成衣及配襯用品，亦為 貴公司之製衣部門。佐丹奴集團之政策為所有授權廠商及供應商(「授權廠商」)均須與佐丹奴集團訂立生產許可合同。該主要生產許可合同經佐丹奴集團不時修改，修訂版本為加入修訂及／或額外條款，以有效保障佐丹奴集團之利益。在建議收購前，佐丹奴集團已與Placita集團訂立生產許可合同，其中一項為就「Giordano」品牌貨品而訂立，另一項為「Bluestar Exchange」之品牌貨品而訂立。生產許可合同為佐丹奴集團與Placita集團於二零零四年二月二十三日所訂立之最新版之主要生產許可合同。佐丹奴集團之成員公司在每次向Placita集團採購時另行發給訂單，採購由生產許可合同之條款及條文所規限。

在建議收購前，佐丹奴集團已不時與Placita集團訂立多項生產許可合同，然而，根據上市規則，在建議收購完成後，由於張先生於Placita擔任董事及持有股本權益，Placita將成為　貴公司之關連人士。而生產許可合同項下擬進行之採購將成為　貴公司之持續關連交易，須遵照上市規則第十四章之披露及股東批准規定，原因為佐丹奴集團將根據生產許可合同向張先生之聯繫人士Placita採購Giordano品牌貨品。張先生或顏先生均並無於本公司擁有任何股本權益。

貴公司已向聯交所申請豁免。豁免申請須待（其中包括）於股東特別大會上獲得獨立股東之批准，方可作實。吾等作為獨立財務顧問之責任為向獨立董事委員會就生產許可合同及豁免對股東整體而言是否公平合理而提供意見。

在達致吾等之推薦意見時，吾等依賴通函所載之聲明、資料、意見及陳述，以及佐丹奴集團之董事及管理層提供予吾等之意見及陳述。吾等已假設通函所載及所提述之所有資料、陳述及意見，以及　貴集團之董事及管理層所提供之所有資料、陳述及意見（彼等就此負全責）在作出時均為真實及準確，並在通函刊發日期及直至股東特別大會舉行日期止亦將繼續為準確。

吾等認為吾等已獲提供足夠之資料，作為吾等達致意見之合理基礎。吾等無理由懷疑任何有關資料被扣起，吾等亦不知悉任何事實或情況致使吾等所獲提供之資料及向吾等作出之聲明及意見為失實、不準確或誤導。董事已進一步確認，據彼等所深知，彼等相信概無遺漏其他事實或陳述致使通函（包括本函件）所載任何陳述有所誤導。然而，吾等並無對　貴集團之董事及管理層所提供之資料進行獨立核實，吾等亦無就　貴公司之業務及狀況進行獨立調查。

主要考慮因素及原因

在達致吾等就生產許可合同及豁免之推薦意見時，吾等已考慮下列主要考慮因素及原因：

I)　生產許可合同

A)　佐丹奴集團之一般及日常業務過程中根據生產許可合同進行之採購

佐丹奴集團之主要業務為零售及分銷Giordano品牌便服及配襯用品。佐丹奴集團按其要求向多間授權廠商進行採購貨品。該等廠商（包括Placita集團）必須為佐丹奴集團委任之非獨家授權廠商，以生產佐丹奴集團成員公司所擁有之商標貨

品，並需要與佐丹奴集團訂立主要生產許可合同，合同列明廠商作為佐丹奴集團授權廠商之一須遵守之條款及條件。佐丹奴集團現時擁有超過一百六十家授權廠商，而Placita集團為其中之一。下表載有於截至二零零三年十二月三十一日止三年內，佐丹奴集團分別向其授權廠商（包括Placita集團）及向Placita集團採購之總額（有關資料由佐丹奴集團管理層編製）：

	二零零一年 *百萬港元*	二零零二年 *百萬港元*	二零零三年 *百萬港元*
向授權廠商（包括Placita集團）採購之總額	1,891.2	1,860.4	1,738.7
向Placita集團採購之總額	216.3	233.3	222.9

根據上表，於截至二零零三年十二月三十一日止三年，佐丹奴集團向Placita集團採購之總額佔佐丹奴集團向其授權廠商（包括Placita集團）採購之總額分別約為百分之十一點四、百分之十二點五及百分之十二點八。董事認為，採購（與佐丹奴集團向其他授權廠商之採購相同）乃在佐丹奴集團之一般及日常業務過程中進行。

B)　佐丹奴集團對批准授權廠商嚴謹要求

Placita集團為　貴公司之製衣部門。佐丹奴集團之政策為所有授權廠商均須與佐丹奴集團訂立生產許可合同。因此，與其他授權廠商相同，Placita集團的廠房設施、人力及生產質素方面必須具備有佐丹奴集團指定之水平。佐丹奴集團設有品質檢定部門，負責抽樣巡查授權廠商或建議授權廠商，以確保符合該等水平。此外，誠如生產許可合同所載，Placita集團與其他授權廠商相同，須遵照及符合佐丹奴集團品質手冊，此手冊列明佐丹奴集團對其授權廠商之產品及質素系統之一般基本要求。

C)　生產許可合同之條款

誠如本函件所述，佐丹奴集團與其各授權廠商訂立生產許可合同。主要生產許可合同經佐丹奴集團不時修改，修訂版本為加入修訂及／額外條款，以有效保障佐丹奴集團之利益。佐丹奴集團與Placita集團於二零零四年二月二十三日訂

立之生產許可合同為兩者所訂立主要生產許可合同之最新版。生產許可合同基本上為列明Placita集團作為佐丹奴集團授權廠商須遵守之一般規定及Placita集團在處理佐丹奴集團之訂單時必須符合之運作規定之主要合同。佐丹奴集團每次向Placita集團進行採購時會另行發給訂單。董事認為生產許可合同之條款為正常商業條款，並無優於獨立第三者所可取得者。

在評估生產許可合同之條款時，吾等已審閱佐丹奴集團與其多間其他獨立授權廠商訂立之主要生產許可合同。吾等注意到生產許可合同之主要條款(包括該等規管品質控制、運貨、次貨及終止合同等之條款)並無優於佐丹奴集團之獨立授權廠商所可取得。經考慮此點及生產許可合同之條款後，吾等認為生產許可合同乃按正常商業條款而訂立，且條款並無優於獨立第三者所可取得。

D) 佐丹奴集團之採購部門在挑選發給訂單予授權廠商時須遵從之程序

佐丹奴集團訂有一套政策，供採購部門在挑選授權廠商以發出訂單時遵守。佐丹奴集團擬向其授權廠商進行採購，採購部門通常邀請其兩至三間授權廠商就建議採購之訂單報價。採購部門在考慮(其中包括)下列四項主要因素後決定最佳報價者：

1. 授權廠商所報之價格；

2. 授權廠商所生產貨品之質素；

3. 貨期；及

4. 授權廠商過往之表現。

就此，佐丹奴集團在認為Placita集團所報之價格為佐丹奴集團所收報價中之最佳報價後，才向Placita集團發給訂單。吾等已就此審閱佐丹奴集團採購部所提供之資料，當中載有佐丹奴集團於二零零三年下半年進行之若干項採購。吾等注

意到，跟上述所描述的程序一致，採購部門已就每項採購邀請超過一位授權廠商報價，而採購部門就採購挑選授權廠商時已考慮若干因素，即相宜之價格、較短之貨期及／或較高之質素。

董事確認每次採購會按／及將繼續按正常商業條款及不優於獨立第三者所取得而下訂單，各項採購之價格會按／及將繼續按公平磋商基準釐訂。經考慮佐丹奴集團之採購部門已採取嚴格的管理措施，以確保只有最佳報價之授權廠商方獲挑選進行採購，故吾等認為每項採購會按／及將繼續按不優於其他授權廠商所取得之條款而進行。

E) 張先生收購於Gloss Mind Holdings Limited之控股權益

張先生為Placita及其附屬公司之董事，但並無於佐丹奴集團擔任董事或擁有股權。誠如本函件所述，由於進行建議收購，在建議收購完成後，採購將成為貴集團之持續關連交易。董事確認在建議收購完成後進行之採購，將繼續按正常商業條款及不優於獨立第三者所取得之條款進行。採購亦將繼續受生產許可合同所規管。

F) 結論

經考慮(i)採購乃在佐丹奴集團之一般及日常業務過程中進行；(ii)佐丹奴集團在批准佐丹奴集團之授權廠商方面極為嚴謹，而Placita集團達致該等要求；(iii)生產許可合同按正常商業條款及不優於獨立第三者所取得之條款訂立；(iv)佐丹奴集團之採購部門訂有一套政策，確保佐丹奴集團向授權廠商發出訂單時，有效保障佐丹奴集團之利益，而每次採購將僅在佐丹奴集團認為Placita集團提出之條款不遜於佐丹奴集團接獲其他獨立授權廠商之條款時，方會進行；及(v)佐丹奴集團之政策規定各授權廠商須簽立一項主要生產許可合同之因素後，吾等認為生產許可合同之條款為公平合理，並符合　貴公司及股東之整體利益。

II)　採購之持續進行性質

由於採購將於佐丹奴集團正常業務過程中持續進行，董事認為嚴格遵守上市則第十四章之披露及股東批准規定並不可行，因此，　貴公司已向聯交所申請豁免。吾等

認為豁免有利於佐丹奴集團更有效率及以更省成本之方式根據生產許可合同於日後進行採購，而毋須根據上市規則第十四章之披露及股東批准之規定。

III) 金額上限之基準

於截至二零零六年十二月三十一日止三個財政年度各年採購之總金額須不超出以下金額上限：

截至下列日期止財政年度	**金額上限**（港元）
二零零四年十二月三十一日	300,000,000
二零零五年十二月三十一日	330,000,000
二零零六年十二月三十一日	363,000,000

於截至二零零二年十二月三十一日止兩個年度，採購每年增幅約為百分之十（二零零一年約為二億一千六百萬港元及二零零二年約為二億三千三百萬港元）。受到嚴重急性呼吸系統綜合症（「非典型肺炎」）爆發之影響，二零零三年之採購並無按以往增幅上升，反而較二零零二年輕微下跌。董事以二零零二年之採購乘以百分之一百一十（即增幅為百分之十）計出倘無非典型肺炎之打擊，「應有」之採購金額（「二零零三年應有採購金額」）。二零零三年應有採購金額為約二億六千萬港元，據此董事以年增幅為百分之十五而釐訂截至二零零四年十二月三十一日止年度之金額上限。董事認為，鑒於香港經濟自二零零三年第四季起強勁復蘇，故預期二零零四年將錄得百分之十五之升幅實屬合理。至於截至二零零六年十二月三十一日止兩個年度，董事預計採購每年增長百分之十，符合過往走勢表現。

誠如上文所闡述，金額上限乃根據採購於截至二零零二年十二月三十一日止兩個年度過往之走勢，並就非典型肺炎之負面影響及預期經濟於二零零四年復蘇等因素予以調整而計算。經考慮及非典型肺炎對經濟帶來之重大不利影響，吾等認為計算二零零三年應有採購金額之基準為公平合理。此外，經考慮到二零零四年之經濟普遍呈現持續復蘇之跡象，且董事具備行業之專業知識，可掌握情報得以就二零零四年經濟復蘇對二零零四年之採購額之影響作出合理預測，因此，吾等認為二零零四年之採購額增長百分之十五屬公平合理。至於二零零五年及二零零六年財政年度之金額上限每年之增幅為百分之十，符合過往走勢，亦屬公平合理。

IV) 豁免之基準

誠如通函內之董事會函件及該公布所述， 貴公司已向聯交所申請於截至二零零六年十二月三十一日止三個年度期間，豁免嚴格遵守上市規則第十四章之披露及股東批准規定。由於採購於佐丹奴集團之正常業務過程中持續進行，董事認為在每次出現採購時作出披露及尋求股東批准並不可行。 貴公司因此已向聯交所申請豁免，毋須於截至二零零六年十二月三十一日止三個財政年度內每次進行採購時嚴格遵守上市規則第十四章所載之規定，惟須符合下列條件，方可作實：

(1) 採購須：

(i) 在佐丹奴集團一般及日常業務過程中訂立；

(ii) 按(a)正常商業條款（條款將參考適用於類似公司進行性質類似之交易）或(b)（在無可比較之情況下）對股東整體而言屬公平合理之條款而訂立；及

(iii) 根據規管該等採購之協議或訂貨合約或其他補充協議之條款而訂立；

(2) 於截至二零零六年十二月三十一日止三個財政年度各年，採購之總金額不得超出下列之金額上限：

截至下列日期止財政年度	**金額上限**（港元）
二零零四年十二月三十一日	300,000,000
二零零五年十二月三十一日	330,000,000
二零零六年十二月三十一日	363,000,000

(3) 獨立非執行董事須每年審閱採購，並於 貴公司下一份年報內確認採購乃根據上文第(1)及第(2)段所述方式進行；

(4) 貴公司核數師須每年審閱採購，並根據按下列程序所得之結果向董事出具函件（副本須呈交上市科），匯報：

(i) 採購是否已取得董事會之批准；

(ii) 採購是否已根據規管該等採購之協議或訂貨合約之條款而進行；及

(iii) 有否超逾金額上限；

(5) 根據上市規則第14.25(1)(A)至(D)條，各財政年度之採購詳情須於 貴公司該年度之年報內披露，連同上文第(3)段所述獨立非執行董事之意見書；及

(6) 貴公司須向聯交所承諾，只要 貴公司證券於聯交所上市，而 貴公司核數師要求時， 貴公司將促使Placita集團讓 貴公司核數師取得有關採購之有關記錄，以便核數師進行上文第(4)段所述之審閱。

倘上述採購之任何條款在日後有所變動，或者未符合豁免(倘聯交所授出)之條件， 貴公司必須遵守上市規則第十四章規管關連交易之規定，除非 貴公司向聯交所另行申請及取得豁免。

倘上市規則於日後有任何修訂，而實施之規定較聯交所授出豁免當日就採購所屬類別之交易之規定更嚴格(包括但不限於該等交易須取得獨立股東之批准方可作實之規定)，則 貴公司必須即時採取行動，以確保在合理時間內遵守該等規定。

在此等基準下，吾等認為上述豁免之條件足以規管所進行之採購，致使彼等將按公平合理之條款而進行，並將有效保障股東之整體利益。

推薦意見

經考慮上述主要因素及原因後，吾等認為生產許可合同及豁免(包括金額上限)之條款對 貴公司及其股東整體而言屬公平合理，並符合 貴公司及其股東之整體利益。因此，吾等建議獨立董事委員會推薦獨立股東投票贊成將於股東特別大會上提呈之普通決議案。

此致

香港
九龍
長沙灣道七七七至七七九號
天安工業大廈五樓
佐丹奴國際有限公司
獨立董事委員會

代表
大福融資有限公司
副董事總經理
陳志安
謹啟

二零零四年三月十一日

1. 責任聲明

本通函之資料乃遵照上市規則刊載，旨在提供有關本公司之資料。董事均就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，並無遺漏其他事實致使本通函所載任何陳述產生誤導。

2. 重大變動

除本公司於二零零三年四月公布之盈利警告外，就董事所知，自二零零二年十二月三十一日以來，即本公司最近期發出之經審核綜合財務報表之結算日期，本公司之財務及營業狀況概無任何重大變動。

3. 權益披露

於最後可行日期，根據證券及期貨條例(「該條例」)第XV部第七及第八分部已知會本公司，並已依據該條例第三百五十二條列入記錄於本公司存置之登記冊內；或根據上市規則內之上市公司董事進行證券交易的標準守則已知會本公司，有關本公司董事及行政總裁擁有本公司或其任何相關法團(按該條例第XV部之涵義)之股份、相關股份及債權證之權益或淡倉(包括根據該條例之該等條文任何該等董事及行政總裁擁有或被視作擁有之權益或淡倉)如下：

董事姓名	權益性質	股份實益權益 *(附註)*	非上市之相關股份實益權益 *(附註)*	總權益百分率概約
劉國權	個人	12,708,000	25,000,000	2.62%
馮永昌	個人	800,000	5,900,000	0.47%
馬灼安	個人	479,086	6,840,000	0.51%

附註：

擁有之股份及股本衍生工具之相關股份權益均為好倉。

除上述披露外，於最後可行日期，根據該條例第三百五十二條已列入記錄於本公司存置之登記冊；或根據上述上市規則的標準守則已知會本公司，本公司各董事及行政總裁概無擁有或被視作擁有本公司或其任何相關法團（按該條例第XV部之涵義）之股份、相關股份及債權證之權益或淡倉。

4. 服務合約

於最後可行日期，除與一位董事訂立五年期之服務合約外，概無董事與本公司或其附屬公司訂立或擬訂立任何本集團不可於一年內無須賠償（法定補償除外）而終止之服務合約。

5. 主要股東

於最後可行日期，下列人士（除本公司董事及行政總裁外）已根據該條例第XV部第二及第三分部向本公司披露，並已根據該條例第三百三十六條列入記錄於本公司存置之登記冊，擁有本公司之股份或相關股份之權益或淡倉：

名稱	*附註*	好倉股份及相關股份總數	總權益百分率概約
Aberdeen Asset Management Asia Ltd.	*1*	177,848,800	12.31%
Harris Associates L.P.	*2*	144,006,200	9.99%
State Street Corporation	*3*	119,884,027	8.32%
J.P. Morgan Chase & Co.	*4*	114,952,071	7.97%
Matthews International Capital Management, LLC	*5*	74,835,000	5.19%

附註：

1. Aberdeen Asset Management Asia Ltd.持有的一億七千七百八十四萬八千八百股之身分為投資經理。

2. Harris Associates L.P.持有的一億四千四百萬零六千二百股之身分為投資經理。

3. State Street Bank & Trust Company持有一億一千九百八十八萬四千零二十七股，而該公司乃State Street Corporation之全資附屬公司。根據該條例，State Street Corporation被視作擁有一億一千九百八十八萬四千零二十七股股份之權益。

   State Street Corporation持有一億一千九百八十八萬四千零二十七股之身分為控制法團的權益。

4. 由J.P. Morgan Chase & Co.所持有之一億一千四百九十五萬二千零七十一股股份詳列如下：

名稱	好倉股份總數	權益百分率概約
J.P. Morgan Chase & Co.	114,952,071	7.971%
J.P. Morgan Fleming Asset Management Holdings Inc.	17,734,000	1.230%
J.P. Morgan Fleming Asset Management (Asia) Inc.	17,320,000	1.201%
JF Asset Management Limited	17,320,000	1.201%
JF Funds Limited	2,222,000	0.154%
JF Asset Management (Taiwan) Limited	2,222,000	0.154%
Robert Fleming Holdings Ltd	414,000	0.029%
Robert Fleming Asset Management Ltd	414,000	0.029%
J.P. Morgan Fleming Asset Management (UK) Limited	414,000	0.029%
JPMorgan Chase Bank	76,827,950	5.327%
J.P. Morgan International Inc.	3,554,000	0.246%
J.P. Morgan International Finance Limited	3,554,000	0.246%
J.P. Morgan Holdings (UK) Limited	3,500,000	0.243%
J.P. Morgan Securities Ltd.	3,500,000	0.243%
J.P. Morgan Overseas Capital Corporation	54,000	0.004%
J.P. Morgan Whitefriars Inc.	54,000	0.004%
J.P. Morgan Investment Management Inc.	20,390,121	1.414%
J.P. Morgan Investment Management Limited	2,136,000	0.148%

附註：

(i) J.P. Morgan Fleming Asset Management Holdings Inc.、JPMorgan Chase Bank及J.P. Morgan Investment Management Inc.之全部已發行股本由J.P. Morgan Chase & Co.擁有。根據該條例，J.P. Morgan Chase & Co.被視作持有一億一千四百九十五萬二千零七十一股股份之權益。

J.P. Morgan Chase & Co.持有的一億一千四百九十五萬二千零七十一股股份權益之身分包括三百五十五萬四千股為實益擁有人，四千二百八十三萬六千股為投資經理及六千八百五十六萬二千零七十一股為核准借出代理人。

此外，亦持有六千八百五十六萬二千零七十一股為可供借出的股份。

(ii) 根據該條例J.P. Morgan Fleming Asset Management Holdings Inc.被視作擁有一千七百七十三萬四千股股份之權益，包括四十一萬四千股由Robert Fleming Holdings Ltd擁有（而該公司百分之九十六的股權由J.P. Morgan Fleming Asset Management Holdings Inc.擁有）及一千七百三十二萬股由J.P. Morgan Fleming Asset Management (Asia) Inc.擁有，而J.P. Morgan Fleming Asset Management (Asia) Inc.則為J.P. Morgan Fleming Asset Management Holdings Inc.之全資擁有。

四十一萬四千股由J.P. Morgan Fleming Asset Management (UK) Limited持有，彼為Robert Fleming Asset Management Ltd全資擁有，而Robert Fleming Holdings Ltd.擁有Robert Fleming Asset Management Ltd百分之九九點九六的股權。

根據該條例J.P. Morgan Fleming Asset Management (Asia) Inc.被視作擁有其附屬公司之一千七百三十二萬股股份之權益，包括由擁有百分之九十九點九九的股權的附屬公司JF Asset Management Limited持有之一千五百零九萬八千股，及由JF Asset Management (Taiwan) Limited持有二百二十二萬二千股，而JF Funds Limited擁有JF Asset Management (Taiwan) Limited百分之九十九點九的股權，彼則為JF Asset Management Limited全資擁有。

(iii) 在JPMorgan Chase Bank所擁有的七千六百八十二萬七千九百五十股股份，其中七千三百二十七萬三千九百五十股為直接持有。根據該條例，JPMorgan Chase Bank及其全資附屬公司J.P. Morgan International Inc.被視作擁有三百五十五萬四千股之權益。J.P. Morgan International Inc.擁有J.P. Morgan International Finance Limited之全部已發行股本。

(iv) 三百五十萬股為J.P. Morgan Securities Ltd持有。J.P. Morgan Holdings (UK) Limited擁有J.P. Morgan Securities Ltd百分之九十的股權，彼則為J.P. Morgan International Finance Limited全資擁有。透過J.P. Morgan Overseas Capital Corporation之全資附屬公司J.P. Morgan Whitefriars Inc.，J.P. Morgan Overseas Capital Corporation及其全資控股公司J.P. Morgan International Finance Limited亦間接持有五萬四千股。

(v) 在J. P. Morgan Investment Management Inc.所擁有的二千零三十九萬零一百二十一股股份，其中一千八百二十五萬四千一百二十一股為直接持有。根據該條例，J. P. Morgan Investment Management Inc.亦被視作擁有其全資附屬公司J.P. Morgan Investment Management Limited所持有的二百一十三萬六千股。

5. Matthews International Capital Management, LLC持有的七千四百八十三萬五千股之身分為投資經理。

6. 專業人士權益披露及同意

(a) 大福為可進行證券及期貨條例（香港法例第五百七十一章）第六類業務之過渡安排之持牌企業。

(b) 於最後可行日期，大福並無直接或間接持有本公司任何成員公司及其附屬公司任何股權，亦無委派他人認購本公司任何成員公司及其附屬公司任何證券之權利（不論能否依法執行）。

(c) 大福已就本通函以其刊行之形式與涵義轉載其函件並提述其名稱發出同意書，且迄今並無撤回同意書。

(d) 大福函件及建議之發出日為本通函的發出日，並已包括在本通函內。

(e) 大福在本公司或其附屬公司自二零零二年十二月三十一日以來（即本集團最近期刊發之經審核綜合財務報表之結算日期），概無直接或間接擁有任何買賣或租賃或擬買賣或租賃之任何資產中之權益。

7. 董事享有權益之合約

除上述披露外，於最後可行日期，本公司或其任何附屬公司概無參與訂立於任何時間使本公司任何董事擁有不論直接或間接之重大權益之合約。

8. 一般

(a) 本公司之秘書為梁思敏小姐，彼為香港公司秘書公會及The Institute of Chartered Secretaries and Administrators之資深會員。

(b) 本公司之主要營業地點為香港九龍長沙灣道七七七至七七九號天安工業大廈五樓。

(c) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda。

(d) 本公司於香港之股份過戶登記分處為雅柏勤證券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下。

(e) 本集團現正與台灣稅局申辯有關本集團在台灣之若干銷售之稅項處理。此申辯初期，本集團預料其結果不會對本集團之財務狀況有重大影響。

(f) 本通函之中英文版如有歧義，概以英文版為準。

9. 備查文件

下列文件由即日起至二零零四年三月二十九日(公眾假期除外)止期間之一般辦公時間內，於本公司之香港主要營業地點香港九龍長沙灣道七七七至七七九號天安工業大廈五樓可供查閱：

(a) 生產許可合同；

(b) 獨立董事委員會函件，全文載於本通函；

(c) 大福函件，全文載於本通函；

(d) 本附錄第六(c)段所述之同意書；

(e) 上述第四段所述之服務合約；及

(f) 本公司之組織章程大綱及公司細則。

GIORDANO

佐丹奴國際有限公司

(於百慕達註冊成立之有限公司)

茲通告佐丹奴國際有限公司(「本公司」)謹訂於二零零四年三月二十九日(星期一)下午三時正假座香港九龍長沙灣道七七七至七七九號天安工業大廈三樓B座舉行股東特別大會，以考慮及酌情通過或經修訂後通過下列決議為普通決議案：

普通決議案

「**動議**批准所有於本決議案通過日期起至二零零六年十二月三十一日止，由佐丹奴集團與Placita集團根據生產許可合同(定義均見於通函)之條款進行之採購(定義及詳情見本公司於二零零四年三月十一日向股東發出之通函「通函」)及授權本公司董事(「董事」)進行、批准及處理一切有關事項，並由董事酌情考慮其需要或適合有關事項之所有該等交易，惟：

(1) 採購須：

(i) 在佐丹奴集團一般及日常業務過程中訂立；

(ii) 按(a)正常商業條款(條款將參考適用於類似公司進行性質類似之交易)或(b)(在無可供比較之情況下)對股東整體而言屬公平合理之條款而訂立；及

(iii) 根據規管該等採購之協議或訂貨合約或其他補充協議之條款而訂立；

(2) 於截至二零零六年十二月三十一日止三個財政年度各年採購之總金額不得超出下列之金額上限：

截至以下日期止之財政年度	**金額上限(港元)**
二零零四年十二月三十一日	300,000,000
二零零五年十二月三十一日	330,000,000
二零零六年十二月三十一日	363,000,000

(3) 獨立非執行董事須每年審查採購，並於本公司下一份年報內確認採購乃根據上文第(1)及第(2)段所述方式進行；

(4) 本公司核數師須每年審閱採購，並根據按下列程序所得之結果向董事出具函件(副本須呈交香港聯合交易所有限公司(「聯交所」)上市科)，匯報：

(i) 採購是否已取得董事會之批准；

(ii) 採購是否已根據規管該等採購之協議或訂貨合約之條款而進行；及

(iii) 有否超逾金額上限；

(5) 根據聯交所證券上市規則第14.25(1)(A)至(D)條，各財政年度之採購詳情須於本公司該財政年度之年報內披露，連同上文第(3)段所述獨立非執行董事之意見書；及

(6) 本公司須向聯交所承諾，只要本公司證券於聯交所上市，本公司將向本公司核數師提供有關記錄，而在本公司核數師要求時，本公司將促使Placita集團讓本公司核數師取得關於採購之有關記錄，以便核數師進行上文第(4)段所述之審閱。

承董事會命
梁思敏
公司秘書

二零零四年三月十一日，香港

主要營業地點：
香港
九龍
長沙灣道七七七至七七九號
天安工業大廈
五樓

附註：

(1) 凡有權出席上文通告所召開之大會並於大會上投票之股東，均有權委派一位或以上代表出席，並於投票表決時代其投票。受委代表毋須為本公司股東。

(2) 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或授權文件副本，須於大會或其任何續會指定舉行時間最少四十八小時前送達本公司之香港股份過戶登記分處雅柏勤證券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，方為有效。

GIORDANO

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

FORM OF PROXY FOR USE AT THE SPECIAL GENERAL MEETING - MARCH 29, 2004 OR ANY ADJOURNMENT THEREOF

I/We(1) ______________________________

of ______________________________

being the registered holder(s) of __________ shares(2) of HK$0.05 each in the capital of the above-named company (the "Company"), HEREBY APPOINT the chairman of the special general meeting ("Meeting") or(3) ______________________________ of ______________________________

as my/our proxy to attend for me/us and on my/our behalf at the Meeting of the Company to be held at Block B, 3rd Floor, Tin On Industrial Building, 777-779 Cheung Sha Wan Road, Kowloon, Hong Kong on Monday, March 29, 2004 at 3:00 p.m., or at any adjournment thereof, for the purpose of considering and, if thought fit, passing, with or without modifications, the proposed resolution set out in the notice convening the Meeting and at such meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the said resolution as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit.

RESOLUTION	FOR(4)	AGAINST(4)
To approve the ordinary resolution set out in the Notice of the Meeting.		

Dated: ______________ Signed(5): ______________

Notes:

(1) Full name(s) and address(es) to be inserted in BLOCK CAPITALS. The names of all joint holders should be stated.

(2) Please insert the number of shares of HK$0.05 each in the capital of the Company to which this form of proxy relates and registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

(3) If any proxy other than the chairman of the Meeting is preferred, strike out the words "the chairman of the Special General Meeting or" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**

(4) **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any amendment of a resolution put to the Meeting.

(5) This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.

(6) In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.

(7) Where there are joint holders of any share of the Company, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

(8) Your proxy need not be a shareholder of the Company.

(9) Completion and deposit of this form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In the event that you, having lodged this form of proxy, attend the Meeting, this form of proxy will be deemed to have been revoked.

GIORDANO

佐丹奴國際有限公司

(於百慕達註冊成立之有限公司)

股東特別大會—二零零四年三月二十九日
或其任何續會之代表委任表格

本人／吾等 (附註1) ____________________

地址為 ____________________

登記持有以上所述公司(「本公司」)股本中每股面值0.05港元之股份共 __________ 股 (附註2)，

茲委任股東特別大會(「大會」)主席或 (附註3) ____________________

地址為 ____________________

為本人／吾等之代表，出席二零零四年三月二十九日(星期一)下午三時正假座香港九龍長沙灣道七七七至七七九號天安工業大廈三樓B座召開之本公司大會(或其任何續會)，考慮及酌情通過刊載於大會(或其任何續會)通告內建議之決議案(或任何修訂)，並在大會上代表本人／吾等以本人／吾等之名義就有關下列之決議案投票，如表格未有明確指示者，則本人／吾等委派之代表有權自行作出決定。

決議案	贊成 (附註4)	反對 (附註4)
批准大會通告所載之普通決議案		

日期：____________________　　　　簽署 (附註5)：____________________

附註：

(1) 請用**正楷**填上全名及地址。必須填上所有聯名持有人之姓名。

(2) 請在本代表委任表格上填上　閣下持有之本公司股本中每股面值0.05港元之股份數目。如未有填上股數，則本代表委任表格將被視為以　閣下名義登記之所有本公司股份。

(3) 如擬委派大會主席以外之人士為代表，請將「股東特別大會主席或」字樣刪去，並在空欄內填上擬委派代表之姓名及地址。**本代表委任表格之任何修改，均須由簽署人簡簽示可。**

(4) **注意：　閣下如欲投票贊成決議案，請在適當之「贊成」欄內填上「✓」號；若　閣下欲投票反對，請在適當之「反對」欄內填上「✓」號。**如無任何指示，則　閣下之代表可自行酌情投票。　閣下之代表亦可自行酌情投票於大會上任何決議案之修訂。

(5) 本代表委任表格必須由　閣下或　閣下之正式書面授權人簽署，或如股東為法團，則必須蓋上其印章或經由公司負責人或正式授權人之代表簽署。

(6) 本代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明該等授權書或授權文件之副本，最遲須於大會或其任何續會指定舉行時間召開前四十八小時送達本公司於香港之股份過戶登記分處雅柏勤證券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，方為有效。

(7) 若本公司之股份為聯名持有，則其中一位猶如有權親身或委派代表出席大會投票；但如多於一位聯名持有人親身或委派代表出席大會，首名登記於本公司之股東名冊之股東則有該投票權。

(8) 受委代表無須為本公司之股東，但必須親身代表　閣下出席大會。

(9) 閣下於填妥並交回本代表委任表格後，仍可親身出席大會，並於大會上投票。而　閣下已交回之代表委任表格，則因　閣下出席大會而被視為作廢。

GIORDANO INTERNATIONAL LIMITED

(Page 1)

GIORDANO

File No. 82-3780

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED DECEMBER 31, 2003

RESULTS

The board of directors of Giordano International Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended December 31, 2003, together with the comparative figures for the previous year, as follows:

(In HK$ millions except earnings per share)	Note	2003	(Restated) 2002
Turnover	2	$ 3,389	$ 3,588
Cost of sales		(1,755)	(1,911)
Gross profit		1,634	1,677
Other revenue		78	100
Distribution expense		(970)	(994)
Administrative expense		(141)	(147)
Other operating expense		(237)	(251)
Operating profit	2,3	364	385
Finance expense		(3)	(4)
Share of profits of associated companies		21	85
Profit before taxation		382	466
Taxation	4	(89)	(114)
Profit after taxation		293	352
Minority interests		(27)	(24)
Profit attributable to shareholders		$ 266	$ 328
Dividends	5	$ 303	$ 274
Earnings per share	6		
Basic		*18.5 HK cents*	*22.8 HK cents*
Diluted		18.4 HK cents	22.6 HK cents

Notes:

1. **Principal accounting policies**

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). The financial statements are prepared under the historical cost convention.

In the current year, the Group has changed its accounting policy following its adoption of the Statement of Standard Accounting Practice ("SSAP") 12 "Income Tax" (revised) issued by the HKSA which is effective for accounting years commencing on or after January 1, 2003.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing difference between taxable profit and accounting profit to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future.

Under the revised SSAP 12, deferred tax liabilities are provided in full on all temporary differences while deferred tax assets are not recognized unless it is probable that future taxable profit will be available against which the temporary differences can be utilized. The change in accounting policy has been applied retrospectively, resulting in prior year adjustments with the opening balances of equity at January 1, 2002 and 2003 were reduced by HK$60 million and HK$74 million respectively, which represent the unprovided net deferred tax liabilities in the two years. This change has resulted in an increase in deferred tax assets and deferred tax liabilities as well as a decrease in investment in associated companies at December 31, 2002 by HK$10 million, HK$79 million and HK$5 million respectively. The profit for the year ended December 31, 2002 and the equity at that date have been reduced by HK$13 million and HK$74 million respectively.

2. **Turnover and segment information**

(a) An analysis of the Group's turnover and operating profit by business segments is as follows:

(In HK$ millions)	2003 Turnover	2003 Operating profit	(Restated) 2002 Turnover	(Restated) 2002 Operating profit
Retail and Distribution	$3,221	$316	$3,375	$320
Manufacturing	685	42	759	54
Other operation	–	3	–	6
Eliminations	(517)	3	(546)	5
	$3,389	$364	$3,588	$385

The geographical segments of the Group's turnover is as follows:

(In HK$ millions)	2003	2002
Mainland China	$ 818	$ 862
Hong Kong	726	784
Taiwan	604	677
Singapore	349	372
Korea	170	202
Japan	146	200
Other territories *(Note 2(b))*	576	491
	$3,389	$3,588

There is no major disparity in the ratios between turnover and profit in relation to the above geographical locations, hence no analysis was presented on profit contributions from the above geographical locations.

(b) The joint venture was dissolved and the entire 23-outlet *Bluestar Exchange* chain was closed on September 30, 2002. The turnover of HK$21 million from Germany market was included in other territories for year 2002.

3. **Operating profit**

The operating profit is stated after charging:

(In HK$ millions)	2003	2002
Depreciation of owned fixed assets	$100	$110
Depreciation of fixed assets held under finance leases	3	3
Net loss on disposal of fixed assets	10	13

4. **Taxation**

The provision for taxation of the Company and its Hong Kong subsidiaries is calculated by applying the current rate of taxation of 17.5 percent (2002: 16.0 percent) to the estimated assessable profits earned in or derived from Hong Kong during the year. In 2003, the government enacted a change in the profits tax rate from 16 percent to 17.5 percent for the fiscal year 2003/2004. Taxation on the profits of other subsidiaries operating overseas is calculated at the rates applicable in the respective jurisdictions.

(In HK$ millions)	2003	(Restated) 2002
Company and subsidiaries:		
Income tax		
Current income tax		
Hong Kong profits tax	$24	$ 22
Overseas taxation	59	43
Over provision in previous year		
Hong Kong profits tax	(1)	(4)
	82	61
Withholding tax	7	8
Deferred tax		
Relating to the origination and reversal of temporary differences	(9)	18
Effect of an increase tax rate	1	–
	(8)	18
Associated companies:		
Overseas taxation	8	27
Taxation charge	$89	$114

5. **Dividends**

(In HK$ millions)	2003	2002
Interim dividend – 1.5 HK cents (2002: 4.5 HK cents) per share	$ 22	$ 65
Interim special dividend – 3.0 HK cents per share (2002: Nil)	43	–
Final dividend – proposed after balance sheet date of 4.5 HK cents (2002: 4.5 HK cents) per share	65	65
Special dividend – proposed after balance sheet date of 12.0 HK cents (2002: 10.0 HK cents) per share	173	144
	$303	$274

The proposed dividends are not reflected as a dividend payable in the financial statements, but will be reflected in the financial statements for the year ending December 31, 2004.

6. **Earnings per share**

The calculation of basic and diluted earnings per share are based on the consolidated profit attributable to shareholders for the year of HK$266 *million (2002: HK$328 million (restated)).*

The basic earnings per share is based on the weighted average of 1,440,972,515 shares (2002: 1,438,649,229 shares) in issue during the year.

The diluted earnings per share is based on 1,440,972,515 shares (2002: 1,438,649,229 shares) which is the weighted average number of shares in issue during the year plus the weighted average of 5,098,298 shares (2002: 13,394,797 shares) deemed to be issued if all outstanding share options granted under the share option scheme of the Company had been exercised.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF GROUP OPERATIONS

Turnover

Total turnover for the full year amounted to HK$3,389 million (2002: HK$3,588 million), a decrease of 5.5 percent year-on-year; or a 6.8 *percent decline if foreign exchange gains were excluded. This marks* a significant improvement from the 13.2 percent year-on-year decline recorded in the first half of the year.

Down 4.6 percent year-on-year, sales from the Retail and Distribution Division were HK$3,221 million (2002: HK$3,375 million), constituting 95.0 percent of the Group's total turnover.

After the elimination of inter-segment transactions, sales from the Manufacturing Division were HK$168 million (2002: HK$213 million), a 21.1 percent decrease from the prior year. Before the elimination of inter-segment transactions, sales dropped 9.7 percent from the previous year, to HK$685 million (2002: HK$759 million).

Gross Profit

Gross profit fell 2.6 percent to HK$1,634 million (2002: HK$1,677 million) in 2003. Gross profit margins held up firmly during the SARS period, mainly attributable to effective management on inventory. Successful product launches and better product mix in the second half helped manage gross profit margins to a level of 48.2 percent (2002: 46.7 percent), an improvement of 150 basis points *from 2002.*

Management will continue to work on margin improvement, mainly by offering more differentiated and high value-added products and reducing cost of goods through better sourcing capabilities.

Operating Expenses

Operating expenses, totaling HK$1,348 million (2002: HK$1,392 million), declined by 3.2 percent year-on-year. Distribution expense was trimmed by 2.4 percent, to HK$970 million (2002: HK$994 million), primarily due to a seven percent decline in shop staff cost. Such savings were partly offset by a slight increase in shop occupancy charge, brought about by trading area expansion during the fourth quarter. Saleable area of directly managed stores increased to 650,000 square feet by the end of December 31, 2003 (2002: 599,000 square *feet). Administrative expense fell 4.1 percent to HK$141 million* (2002: HK$147 million). The decrease was largely resulted from cost saving measures initiated in the second quarter, in response to the difficult operating environments in the key markets caused by SARS.

Other operating expense fell to HK$237 million in 2003, from HK$251 million in 2002, down 5.6 percent year-on-year. The decline was partly attributable to a six percent decrease in advertising and promotion expenses. In 2004, management anticipates advertising and promotion expenses to return to a normal level.

Operating Profit and Earnings before Interest, Taxation, Depreciation and Amortization Expense (EBITDA)

Operating profit was HK$364 million, down 5.5 percent from HK$385 million registered in 2002.

Operating margin was 10.7 percent, remaining at the same level as that of the previous year.

Operating profit from the Retail and Distribution Division totaled HK$316 million (2002: HK$320 million), representing 86.8 percent (2002: 83.1 percent) of the Group's operating profit. During the year, operating margin for the Division improved from 9.5% in 2002 to 9.8%.

EBITDA amounted to HK$488 million (2002: HK$583 million), down 16.3 percent year-on-year, due to a steep decline in profits from associated companies. EBITDA margin fell 180 basis points to 14.4 percent (2002: 16.2 percent).

Profit Attributable to Shareholders

Profit attributable to shareholders, totaling HK$266 million (2002: HK$328 million), represented an 18.9 percent decline year-on-year. Share of profits of associated companies retreated by 75.3 percent, largely owing to the lackluster performance of our key associated company in Korea.

The Groups' effective tax rate decreased slightly to 23.3 percent, from 24.5 percent in 2002. Future effective tax rates will be dependent on the composition of profit contribution from the Group's various markets.

Cash Flow

Cash inflow from operating activities increased to HK$498 million (2002: HK$481 million). This reflects the natural results of lower operating profit, higher payables due to cyclical purchases and lower receivables reported at the end of 2002.

Cash outflow for investing activities, amounting to HK$42 million, was significantly lower than the HK$150 million reported in 2002. The difference can be accounted for by the absence of a HK$100 million deposit made towards a Hong Kong flagship store in 2002.

Cash outflow for financing activities increased to HK$300 million from HK$268 million in 2002, mainly due to larger dividends of HK$274 million paid in 2003 (2002: HK$202 million). During the year, there were no new bank borrowings or repayment of bank loans; which contrasted with the HK$71 million repayment in bank loans and HK$23 million of new loans in 2002.

GROUP FINANCIAL POSITION

At December 31, 2003, the Group had cash and bank deposits of HK$850 million (2002: HK$667 million).

The Group's working capital increased to HK$911 million from HK$861 million during 2003. Current ratio was 2.5 times, slightly decreased from the 2.8 times at the end of 2002.

At the end of the year, the Group's inventory totaled HK$222 million, down from the HK$252 million recorded in 2002. Inventory turnover on sales was 24 days, compared to 26 days in 2002. The lower than usual inventory was resulted from Management's strategy of keeping a leaner stock level during difficult operating period. Assuming a normal operating environment in 2004, Management will build inventory turnover back to the Group's target range of 28 to 32 days.

At December 31, 2003, total liabilities were HK$685 million, up from HK$564 million at the end of 2002, reflecting higher seasonal purchases. Shareholders' equity was HK$1,799 million, almost the same as the HK$1,794 million at the end of 2002. Gearing ratio based on shareholders' equity was 0.4 (2002: 0.3).

Capital expenditure during the year was HK$62 million, representing a 12.4 percent (2002: 16.6 percent) of net cash inflow from operating activities. Management foresees a bigger maintenance capital expenditure exceeding HK$100 million in 2004, in view of the improvements in consumer sentiments evident in all markets.

The Group had financing facilities totaling HK$421 million at the end of the year (2002: HK$704 million), of which HK$66 million revolving loan facilities had been drawn and were outstanding. As at December 31, 2003, the Group had contingent liabilities of HK$43 million (2002: HK$47 million) incurred in the normal course of business.

DIVISIONAL OPERATIONS HIGHLIGHTS

Retail and Distribution

Turnover from the Retail and Distribution Division totaled HK$3,221 million (2002: HK$3,375 million), 4.6 percent lower than that of 2002. The SARS afflicted period caused weak performances in China, Hong Kong, Taiwan and Singapore.

During the year, comparable store sales and comparable store gross profit declined by 9.3 percent and 7.7 percent year-on-year, respectively.

Retail turnover of *Giordano* core line was 3.2 percent lower than that of the previous year. During the year, Thailand, Indonesia, and Australia experienced double-digit growth. However, overall performance was dragged down by the dreary sales recorded in key markets of Mainland China, Hong Kong, Taiwan and Singapore. Retail gross margins, nonetheless, improved by 180 basis points. Among all markets, Japan experienced the best gross margin improvement during the year, closely followed by Thailand.

Turnover of *Giordano Ladies* dropped 10.9 percent while gross profit margins fell marginally by 30 basis points when compared to those of 2002. Sales and gross profit margins declines were mainly due to clearance activities in the first quarter, as well as the SARS outbreak in the second quarter. Business rebounded in all markets for *Giordano Ladies* after the first half, to achieve consistent year-on-year growth throughout the second half of the year. Five new Mainland China outlets are planned to be opened in 2004. No major store openings are planned for Hong Kong and Taiwan where focus will be on improving the comparable store sales and profit growth this year.

Bluestar Exchange's turnover slipped 5.4 percent year-on-year while gross profit margins remained almost at last year's level. If the effect of the closure of German stores was excluded, *Bluestar Exchange*'s turnover would have reported a 3.2 percent increase.

Manufacturing

The Manufacturing Division's turnover, including inter-segment sales, amounted to HK$685 million (2002: HK$759 million), a 9.7 percent decrease over the previous year. Gross profit margins retreated slightly by 90 basis points. Business in many markets contracted noticeably during the SARS outbreak. Industry surplus capacity has led to severe price competition, resulting in lower margins. During the period, Manufacturing Division's operating profit fell to HK$42 million (2002: HK$54 million).

Sales to third-party Japanese customers dwindled dramatically since the second quarter, in tandem with the SARS outbreak. Although obtaining new customers in the second half; new orders did not fully make up for the lost sales in the first half.

In 2003, the Manufacturing Division provided about 28 percent of the Retail and Distribution's sourcing requirement, in line with the long term direction of reducing inter-segment transactions between the two divisions.

Since the start of the year, Management has been developing new client base from Europe. To better serve these customers, it has formed a new creative and design department, manned by newly recruited experienced professionals.

GEOGRAPHIC OPERATIONS HIGHLIGHTS

Sales in most key markets suffered badly from the non-seasonally warm winter in the first quarter and poor customer traffic brought about by the SARS epidemic in the second quarter. However, sales in these markets gradually caught up in the second half.

Mainland China

Turnover retreated 4.8 percent to HK$815 million (2002: HK$856 million). Sales per square foot fell to HK$3,000, from HK$4,000 in 2002. The adverse effects of SARS and its aftermath were substantial. Belated cold weather dampened sales in September and October. Sales rebounded drastically in November and December on the back of cold temperatures and timely product launches. In the year, we chose not to join the industry-wide clearance sales and steadfastly defended our gross margins. In 2003, our gross margins expanded 310 basis points from the previous year.

Rental in prime locations remain at unreasonably high levels. Management has been prudent when committing new locations and renewing old leases. During the year, there was a net increase of 49 outlets, of which 39 were core line, three were *Junior* and nine were *Bluestar Exchange*.

Hong Kong

Turnover fell to HK$697 million (2002: HK$776 million), representing a 10.2 percent year-on-year decline. *Bluestar Exchange* outstood the other lines and achieved a year-on-year sales growth. All lines experienced gross margin enhancement, except *Bluestar Exchange*. To solidify *Bluestar Exchange*'s value-for-money positioning, further price reductions were introduced during 2003. The managed decrease in gross margins has helped *Bluestar Exchange* capture a larger market share in Hong Kong despite the SARS epidemic.

Among all the SARS-afflicted markets, Hong Kong was the worst hit due to its heavy reliance on tourism. Management responded by tightening inventory; cutting or containing operating costs wherever possible; and emphasizing on high-margin products.

Profitability recovered in the second half of the year, mainly led by successful product launches and better overall margins.

Taiwan

Turnover totaled HK$604 million (2002: HK$677 million), down 10.8 percent from a year ago. All lines ended the year with lower gross margins than those of the previous year. In a bid to enhance the shop portfolio, some non-performing core line stores were closed during the year. Better located stores were added back to our shop portfolio in the last two months of the year and therefore did not meaningfully contribute to the full year figures. Productivity of the remaining comparable shops improved significantly in the last quarter.

Although sales and gross margins declined in the first half of the year, overall performance of the core line gained momentum in the second half on the back of improved inventory management, better coordinated product launches, as well as leveraging on the global product development platform initiated at the outset of 2003. Management is confident that the current recovery is sustainable.

Giordano Ladies saw lower sales and gross margins in 2003, mainly attributable to steep discounts offered in the first half of the year. Sales rebounded satisfactorily after SARS. With the strengthening of its local management team and termination of the non-performing counters, *Giordano Ladies* is set to deliver better results in 2004.

Similar to Hong Kong, *Bluestar Exchange* in Taiwan has begun capturing a larger market share during the last quarter of 2003.

Singapore

Turnover fell 6.5 percent to HK$348 million (2002: HK$372 million). Due to the negative consumer sentiment brought about by the Iraq War and SARS in the first half of the year and heavy industry-wide price promotions post-SARS, we experienced one of the toughest years in 2003. During the year, the first three quarters reported year-on-year sales decline while the fourth quarter saw sales lifted by more aggressive promotions. Comparable store sales further deteriorated by -14 percent (2002: -7 percent). Management, nonetheless, feels comfortable that the recent modifications to our competitive strategy in Singapore should yield stronger performance in 2004.

Other Markets

During the year, the Group's other markets realized considerable year-on-year sales and gross margins improvement. In aggregate, these markets are becoming increasingly noteworthy contributors to the Group's turnover and profit. In 2003, these markets accounted for 13.8 percent of the Group's total retail and distribution turnover, compared to 9.5 percent in 2002.

(In HK$ millions)	Australia	Malaysia	Indonesia	Thailand	Japan	Total
2003	149	114	90	64	28	445
2002	98	114	46	38	25	321
Year-on-year increase	52.0%	-	95.7%	68.4%	12.0%	38.6%

Australia

After breaking even in the second half of 2002, Australia continued to deliver strong results. In 2003, sales advanced 52.0 percent to HK$149 million (2002: HK$98 million). If foreign exchange gains were excluded, sales would still have grown by 26.5 percent over the previous year. Comparable store sales were up 18.9 percent while gross margins improved by 360 basis points. Three new stores were added in November and one more was opened in December, to bring the total store count to 34 by the end of the year. About five new stores are earmarked for 2004.

In 2004, growth momentum will continue based on a maturing operations team, the installation of Group's information system, and knowledge gained of the local customers' preferences.

Japan

Sales grew 12.0 percent year-on-year, or 6.8 percent when positive foreign exchange impact was excluded. Shop portfolio was revamped during the year to reflect *Giordano*'s strength and the unique operating environment of Japan. Efficiency was achieved through gradual reduction of store size.

During the year, there was a net opening of six outlets, taking store count to 13 as at December 31, 2003. Sales per square foot rose by 12.5 percent while gross profit per square foot surged even more dramatically. Management plans to open another 10 outlets in 2004.

Joint Ventures

Korea

Hurt by heated competition and weak consumer spending resulting from the clamp down on credit spending since the end of 2002, turnover fell another 24.6 percent over the year before. Frequent mark-downs have also caused gross margins to fall by a couple of percentage points. Occupancy costs at department stores increased due to higher commission rates charged by the department store owners. Higher occupancy costs, coupled with falling sales productivity, were responsible for profits dropping by a double-digit year-on-year.

Middle East

Turnover grew by 12.1 percent, compared to the year before, on new store openings. During the year, 18 new outlets were opened. War in Iraq and frequent terrorism alerts have hurt retail sentiment in the region. The longer term prospect of the region, in our assessment, remains upbeat. Our shop portfolio and brand position will give us a strong foundation for the anticipated recovery there.

HUMAN RESOURCES

On December 31, 2003, the Group had approximately 7,900 employees (2002: 8,000). The Group offers share options to majority of the senior managers as means to reward and retain a high caliber management team. Competitive remuneration packages and goal-oriented bonuses are also paid to different levels of staff.

OUTLOOK

File No. 82-3780

Management is optimistic of the medium term global economic outlook and believes 2004 will be a year of rejuvenation and growth for the Group. On the back of anticipated reviving consumer sentiments, Management will aim for higher sales and profit growth in 2004. Management had formulated customized strategies for its markets.

1. In the medium term, Mainland China continues to be the Group's major earnings driver. Management believes the government has the ability to manage sustainable and high level of economic growth for 2004 and beyond. Besides the flagship store in Shanghai, major refurbishment program will be implemented throughout the country.
2. In Hong Kong, the economy has started to revive since the fourth quarter of 2003, mainly driven by the more robust property and stock markets. Optimism has also returned upon the signing of the Closer Economic Partnership Arrangement between the HKSAR and the Chinese central government. On the one hand, we welcome the improved sentiment in the territory but on the other hand, we share the concern that speculative forces may inflate operating costs thus hurting the fragile economic recovery. Our strategy in Hong Kong will focus on rigorously enhancing *Giordano*'s brand image.
3. After implementing the year long marketing strategies in Taiwan, the falling sales trend has now been rescued. Management is also pleased with the effectiveness of certain internal changes made during the year. However, the result of the presidential election in the first quarter may have an important influence on how the economy may be headed for the balance of the year. Even taking this uncertainty into consideration, Management plans to add 30 new core line stores and 12 new *Bluestar Exchange* outlets this year.
4. In Singapore, consumption is expected to be dampened by the wide-spread wage cuts and the recent Goods and Services Tax hike. In view of the challenging environment, Management will focus on service and brand differentiation, and market segmentation.
5. Outlooks for the Korean economy in 2004 are mixed. However, we do believe that the worst for the economy is over. After adopting the Global Information Technology platform in late 2003, Management will be able to better manage their sales and inventory and to work closely with other markets. Markdowns will be greatly curtailed by better production cycle management made available in the information system. In 2004, Management plans to open about 20 core line stores.
6. Development in Japan is on the right track. The new operating model appears to be working well and operating losses are within budget. Management will focus development in the Kansai area in the near term. With the recovering economy, better sales strategy, and an aggressive management team, the operation is projected to breakeven during the second half of the year.

DIVIDENDS

The board of directors has resolved to recommend to shareholders the payment of a final dividend of 4.5 HK cents (2002: 4.5 HK cents) per share and a special dividend of 12.0 HK cents (2002: 10.0 HK cents) per share which, together with the interim dividend of 1.5 HK cents (2002: 4.5 HK cents) per share and the interim special dividend of 3.0 HK cents per share (2002: Nil) paid on September 10, 2003, make a total dividend of 21.0 HK cents (2002: 19.0 HK cents) per share for the year ended December 31, 2003. Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final and special dividends will be sent by post on or about May 13, 2004 to shareholders whose names appear on the register of members of the Company as at the close of business on April 29, 2004.

ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on April 29, 2004. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting, which is expected to be published on or about March 22, 2004.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from April 26, 2004 to April 29, 2004, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the final and special dividends to be approved at the forthcoming Annual General Meeting, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on April 23, 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

PUBLICATION OF ANNUAL REPORT ON THE STOCK EXCHANGE'S WEBSITE

The Annual Report of the Company containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on the website of the Stock Exchange in due course.

By order of the Board
LAU KWOK KUEN, PETER
Chairman

Hong Kong, March 18, 2004

This announcement can also be accessed through the internet at the Company's website www.giordano.com.hk.

GIORDANO INTERNATIONAL LIMITED

File No. 82-3780

04 MAR -5 AM 7:21

GIORDANO

GIORDANO INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Giordano International Limited ("Company") will be held at Block B, 3rd Floor, Tin On Industrial Building, 777-779 Cheung Sha Wan Road, Kowloon, Hong Kong on Thursday, April 29, 2004 at 11:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended December 31, 2003.
2. To declare a final dividend for the year ended December 31, 2003.
3. To declare a special dividend for the year ended December 31, 2003.
4. To re-elect retiring director.
5. To re-appoint the auditors and to authorize the directors to fix their remuneration.
6. As special business, to consider and, if thought fit, pass, with or without modifications, the following resolutions as Ordinary Resolutions and Special Resolution:

ORDINARY RESOLUTIONS

(1) "THAT:

(A) a general mandate be and is hereby unconditionally given to the directors of the Company during the Relevant Period to issue, allot or otherwise deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period save that the directors of the Company may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such powers at any time during or after the end of the Relevant Period; and

(b) the aggregate nominal amount of shares in the capital of the Company which may be allotted, issued or otherwise dealt with by the directors of the Company pursuant to such mandate, otherwise than pursuant to (i) a Rights Issue; or (ii) the exercise of rights of subscription or conversion under the terms of any warrants or other securities issued by the Company carrying a right to subscribe for or purchase shares of the Company; or (iii) the exercise of any option under any share option scheme of the Company adopted by its shareholders for the grant or issue to eligible persons options to subscribe for or rights to acquire shares of the Company; *or (iv) any scrip dividend or other similar scheme implemented in accordance with the Bye-*Laws of the Company, shall not exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(B) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next Annual General Meeting of the Company;

(b) the expiration of the period within which the next Annual General Meeting of the Company is required by its Bye-Laws or any applicable laws of Bermuda to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on its Register of Members on a fixed record date in proportion to their holdings of shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognized regulatory body or stock *exchange in any territory outside Hong Kong).*"

(2) "THAT:

(A) a general mandate be and is hereby unconditionally given to the directors of the Company during the Relevant Period to exercise all powers of the Company to purchase shares in the capital of the Company subject to the following conditions:

(a) the exercise of all powers pursuant to such mandate shall be subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or of any other applicable stock exchange; and

(b) the aggregate nominal amount of shares in the share capital of the Company which may be purchased pursuant to such mandate shall not exceed ten percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(B) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(a) the conclusion of the next Annual General Meeting of the Company;

(b) the expiration of the period within which the next Annual General Meeting of the Company is required by its Bye-Laws or any applicable laws of Bermuda to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(3) "THAT subject to the passing of resolutions set out in items 6(1) and 6(2) in the notice of convening this meeting, the general mandate granted to the directors of the Company to issue, allot or otherwise deal with additional shares of the Company during the Relevant Period (as defined in that Resolution) be and is hereby extended by the addition to the aggregate nominal amount of shares in the capital of the Company which may be issued, allotted or otherwise dealt with pursuant to such general mandate of an amount representing the aggregate nominal amount of shares in the capital of the Company purchased by the directors of the Company pursuant to their exercise of the powers of the Company to purchase such shares, provided that such amount shall not exceed ten percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution."

SPECIAL RESOLUTION

(4) "THAT the Bye-Laws of the Company be amended as follows:

(A) By deleting the existing definition of "associates" in Bye-Law 1(A) and substituting therefor the following new definition:

""associate" in relation to any Director, has the same meaning ascribed to it under the rules of the Stock Exchange as amended from time to time."

(B) By deleting the existing definition of "Clearing House" in Bye-Law 1(A) and substituting therefor the following new definition:

""Clearing House" shall mean a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong) and any other clearing house or authorised shares depositary recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on the stock exchange in such jurisdiction;"

(C) By adding the following new Bye-Law 76A immediately after Bye-Law 76:

"76A. Where any Shareholder is, under the rules of the Stock Exchange (as amended from time to time), required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted."

(D) By deleting the existing Bye-Law 97(H) and substituting therefor the following new Bye-Law:

"97(H) Save as otherwise provided by these Bye-Laws, a Director shall not vote on any resolution of the Board approving any contract or arrangement or any other proposal in which to his knowledge he or any of his associate(s) has a material interest nor shall he be counted in the quorum present at the meeting but this prohibition shall not apply to any of the following matters:-

(i) the giving of any security or indemnity either:

(a) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(b) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(iv) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director, and any of his associate(s) are, not in aggregate beneficially interested in five (5) per cent. or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associate(s) is/are derived) or of the voting rights; or

(v) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:

(a) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(b) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both, to directors, his associate(s), and employees of the Company or any of its subsidiaries and does not provide in respect of any Director, or any of his associate(s), as such any privilege or advantage which may not generally be accorded to the class of persons to which such scheme or fund relates."

(E) By deleting the existing Bye-Law 97(I) and substituting therefor the following new Bye-Law:

"97(I) For the purposes of paragraph (H) above:-

(i) *a company shall be deemed to be a company in which a Director and his associate(s)* in aggregate own five (5) per cent. or more of the issued shares of any class of the equity share capital of such company or of the voting rights of any class of shares of such company, if and so long as (but only if and so long as) he and his associate(s) (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company (or of any third company through which his/their interest is derived) or of the voting rights of any class of shares available to shareholders of the company. For the purpose of this paragraph there shall be disregarded any shares held by a Director or any of his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or any of his associate(s) is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or any of his associate(s) is interested only as a unit holder; and

(ii) where a company in which a Director and any of his associate(s) in aggregate own five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights of any class of shares available to shareholders of the company is materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction."

(F) By deleting the existing Bye-Law 97(J) and substituting therefor the following new Bye-Law:

"97(J) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman) or his associate(s) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director or his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman as known to him has not been fairly disclosed to the Board."

(G) By deleting the existing Bye-Law 102 and substituting therefor the following new Bye-Law:

"102. No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing signed by a shareholder (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election as a Director and also a notice in writing signed by that person to be proposed of his willingness to be elected shall have been lodged at the Head Office or at the Registration Office for a period of at least seven days which shall commence no earlier than the day after the despatch of the notice of general meeting appointed for such election and end no later than seven days before the date of such general meeting."

By order of the Board
LEUNG SZE MAN, ALICE
Company Secretary

Hong Kong, March 19, 2004

Notes:

(1) A shareholder entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a shareholder of the Company.

(2) To be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting and any adjourned meeting.

(3) The Register of Members of the Company will be closed from April 26, 2004 to April 29, 2004, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the final and special dividends (which will be payable on or about May 13, 2004) to be approved at the forthcoming Annual General Meeting, all transfers documents accompanied by the relevant share certificates must be lodged with the Company's branch share *registrars in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View* Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on April 23, 2004.

(4) Shareholders are recommended to read the Appendix – Explanatory Statement to the annual report which contains important information concerning the ordinary resolution and special resolution respectively set out in items 6(2) and 6(4) in the above notice.

GIORDANO INTERNATIONAL LIMITED

GIORDANO INTERNATIONAL LIMITED File No. 82-3780

(Incorporated in Bermuda with limited liability)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING — APRIL 29, 2004 OR ANY ADJOURNMENT THEREOF

I/We [1] ____

of ____

being the registered holder(s) of [2] ____________________ shares of HK$0.05 each

in the capital of Giordano International Limited (the "Company"), HEREBY APPOINT [3] the chairman of the meeting

or ____

of ____

as my/our proxy to attend for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Block B, 3rd Floor, Tin On Industrial Building, 777-779 Cheung Sha Wan Road, Kowloon, Hong Kong on Thursday, April 29, 2004 at 11:00 a.m., or at any adjournment thereof, for the purpose of considering and, if thought fit, passing, with or without modifications, the proposed resolutions set out in the notice convening the said meeting and at such meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the said resolutions as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS	FOR [4]	AGAINST [4]
1. To receive and adopt the audited financial statements and the reports of the directors and auditors for the year ended December 31, 2003.		
2. To declare a final dividend for the year ended December 31, 2003.		
3. To declare a final special dividend for the year ended December 31, 2003.		
4. To re-elect Mr. Barry John Buttifant as a director.		
5. To re-appoint Messrs. PricewaterhouseCoopers as auditors and to authorize the directors to fix their remuneration.		
6. To approve the Ordinary Resolutions (1) – (3) and the Special Resolution (4) as set out in the Notice of Annual General Meeting:		
Ordinary Resolution (1)	(1)	(1)
Ordinary Resolution (2)	(2)	(2)
Ordinary Resolution (3)	(3)	(3)
Special Resolution (4)	(4)	(4)

Dated this ________ day of ______________ 2004 Signature(s) [5] ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**. The names of all joint holders should be stated.
2. Please insert the number of shares of HK$0.05 each in the capital of the Company to which this form of proxy relates and registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the chairman of the meeting is preferred, strike out the words "the chairman of the meeting or" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** Failure to tick the box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any amendment of a resolution put to the meeting.
5. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorized.
6. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the said meeting or any adjournment thereof.
7. Where there are joint holders of any share of the Company, any one of such persons may vote at the said meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the Register of Members of the Company in respect of such share shall alone be entitled to vote in respect thereof.
8. Your proxy need not be a shareholder of the Company.
9. Completion and deposit of this form of proxy will not preclude you from attending and voting at the said meeting if you so wish. In the event

GIORDANO

佐丹奴國際有限公司

(於百慕達註冊成立之有限公司)

股東週年大會 — 二零零四年四月二十九日
或其任何續會之代表委任表格

本人／吾等 (附註1) ________________________________

地址為 ________________________________

登記持有佐丹奴國際有限公司(「本公司」)股本中每股面值港幣五仙之股份共 (附註2) ____________ 股，

茲委任 (附註3) 大會主席或 ________________________________

地址為 ________________________________

為本人／吾等之代表，出席二零零四年四月二十九日星期四上午十一時正假座香港九龍長沙灣道七七七至七七九號天安工業大廈三樓B座召開之本公司股東週年大會(或其任何續會)，考慮及酌情通過刊載於本大會(或其任何續會)通告內建議之決議案(或任何修訂)，並在該會上代表本人／吾等以本人／吾等之名義就有關下列之決議案投票，如表格未有明確指示者，則本人／吾等委派之代表有權自行作出決定。

決議案	贊成 (附註4)	反對 (附註4)
1. 省覽及採納截至二零零三年十二月三十一日止年度之經審核財務報表與董事會及核數師報告書。		
2. 宣布派發截至二零零三年十二月三十一日止年度之末期股息。		
3. 宣布派發截至二零零三年十二月三十一日止年度之末期特別股息。		
4. 重選畢滌凡先生為董事。		
5. 續聘羅兵咸永道會計師事務所為核數師及授權董事會釐定其酬金。		
6. 批准股東週年大會通告內普通決議案(1) – (3)及特別決議案(4)：		
普通決議案(1)	(1)	(1)
普通決議案(2)	(2)	(2)
普通決議案(3)	(3)	(3)
特別決議案(4)	(4)	(4)

日期：二零零四年 ________ 月 ________ 日　　簽署 (附註5) ________________

附註：

1. 請用**正楷**填上全名及地址。必須填上所有聯名持有人之姓名。
2. 請在本代表委任表格上填上　閣下持有之本公司股本中每股面值港幣五仙之股份數目。如未有填上股數，則本代表委任表格將被視為以　閣下名義登記之所有本公司股份。
3. 如擬委派大會主席以外之人士為代表，請將「大會主席或」字樣刪去，並在空欄內填上擬委派代表之姓名及地址。**本代表委任表格之任何修改，均須由簽署人簡簽示可。**
4. **注意：　閣下如欲投票贊成決議案，請在適當之「贊成」欄內填上「✓」號；若　閣下欲投票反對，請在適當之「反對」欄內填上「✓」號。**如無任何指示，則　閣下之代表可自行酌情投票。　閣下之代表亦有權於大會上就決議案之任何修訂自行酌情投票。
5. 本代表委任表格必須由　閣下或　閣下之正式書面授權人簽署，或如股東為法團，則必須蓋上其印章或經由公司負責人或正式授權之代表簽署。
6. 本代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明該等授權書或授權文件之副本，最遲須於本大會或其任何續會指定舉行時間召開前四十八小時送達本公司於香港之股份過戶登記分處雅柏勤證券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，方為有效。
7. 若本公司之股份為聯名持有，則其中一位猶如有權親身或委派代表出席本大會投票；但如多於一位聯名持有人親身或委派代表出席大會，首名登記於本公司之股東名冊內之股東則有該投票權。
8. 受委代表無須為本公司之股東。
9. 閣下於填妥並交回本代表委任表格後，仍可親身出席大會，並於本大會上投票。而　閣下已交回之代表委任表格，則因　閣下出席本大會而被視為作廢。